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                                                                       EXHIBIT 1

                                                              Geac Annual Report

                                                                            2003

                                         Transformation. Change. Revitalization.

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"BY ALLOWING OUR CUSTOMERS TO BUY WHAT THEY NEED, WHEN THEY NEED IT, AND
INTEGRATE NEW MODULES RAPIDLY AND WITH LOW RISK INTO THEIR EXISTING SYSTEMS, WE ARE HELPING THEM BOOST THE PERFORMANCE OF THEIR BUSINESS."
   -- Charles Jones, Chief Executive Officer

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TO OUR SHAREHOLDERS:
Fiscal 2003 represented another year of change at Geac as we continue to make progress along the road to rejuvenating the Company, despite continuing global challenges for everyone in the information technology industry. We are pleased with Geac's progress in this difficult economic and political climate, but there is much yet to do. We are also encouraged by our customers' response as we continue to execute on our strategy of transforming Geac into a leading, growth-oriented software company focused on Business Performance Management. We are committed to helping our customers derive maximum value from their existing IT systems today and in the future through an array of high-value front-office applications. And we note that new license revenue in the fourth quarter grew slightly over both the third quarter of Fiscal 2003 and the fourth quarter of Fiscal 2002.

Fiscal 2003, we enjoyed our second consecutive year of profitability. We strengthened our balance sheet; increased our cash position, including restricted cash, by $11.5 million, to $132.2 million after incurring $33.7 million on the purchase prices of Extensity and EBC Informatique; and we improved our gross profit margin and operating income margin despite a decline in sales of $92.8 million. We have been focused on serving our customers and on slowing the loss of customers on annual maintenance contracts. Additionally, we are working hard to show customers that it is in their interests to spend more with us on new value-added applications and services that leverage their existing investments.

Change will be a continuous process for Geac. We have more to do to accomplish our goal of producing solid revenue growth while maintaining the Company's earnings and cash flow performance, and are confident that this goal is achievable. We made progress this year in implementing our strategy of acquiring, developing and partnering for applications that are designed to reduce cost and improve business processes for our customers. We have endeavored to build strong customer relationships through the release of new product enhancements and product features and the addition of new employee facing applications that extend the functionality of our existing back office accounting and operational systems.

Behind these accomplishments are the efforts of an exceptional group of managers, some of whom joined the company during the past fiscal year. The new management team joins existing team members to bring more than 100 years of combined software company operating experience with such companies as IBM, Terra Lycos, Texas Instruments, Harbinger, Sterling Software, The Learning Company, and Platinum Technology.

This team, together with our other talented senior managers and our more than 2,500 employees, is responsible for the global implementation of our Business Performance Management strategy, which delivers solutions to our customers that help improve business performance at every level, whether in the form of major new software applications, leveraging new technologies such as XML, Java, .Net, Linux and Web services, or enabling enhanced functionality.

Geac powers the accounting back offices of thousands of today's leading organizations around the world. Many customers rely on us every day for business-critical financial and operational transaction processing. These business processes involve everyday accounting, payroll, HR and manufacturing operations. Our long-term vision is to turn these ordinary business processes to extraordinary advantage through software solutions. Our mission is to deliver a suite of innovative software applications that measure and manage operational and financial processes and improve overall business performance. Our strategy is to deliver these best in class new products and extend existing functionality through a combination of internal product development, an aggressive program focused on acquisitions in contiguous markets, and partnerships with industry-leading software providers, such as IBM, Microsoft, Business Objects,

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Lombardi, Information Builders and FRx Software. This strategy is designed to extend and improve returns for our customers by providing innovative functionality without the significant costs, risks and timetable associated with installing an entirely new system. Customer expectations have changed and technology has advanced -- so today, with innovation, there is no reason why a customer cannot leverage the reliable, safe, secure and often cost effective IBM zSeries or iSeries computing platforms with Linux and Web services, rather than make wholesale changes in underlying computing platforms. Geac is supporting its customers with an Application Integration Framework that supports Web services.

We believe that our "build, buy, partner" strategy developed in conjunction with our customer requirements is the fastest and best way to help customers improve overall business performance and, in so doing, to build new sources of revenue for the Company. To support this strategy, the Company has made significant investments during the past year in a number of product development initiatives related to each of these three growth approaches. Leveraging Geac's approximately 450 software developers around the world, our goal was to deliver a series of new products and application modules all designed to drive efficiency, productivity and, ultimately, business performance of the enterprise. Some examples of these efforts include the Extensity integration, System21 Aurora, Linux for IBM zSeries, Business Process Management, and new Active Access modules.

System21 Aurora was officially launched to the European user community in April of this year, and subsequently in North America as well. This solution combines next-generation enterprise resource planning functionality with real-time process management capabilities. It has already received a positive customer response and generated new software license and service revenue for the Company. This represents the largest investment in System21 in five years.

As many of you know, we successfully completed the acquisition of Extensity on March 6 of this year. With the acquisition complete, 139 former Extensity employees have been integrated into the Geac organization. We are maintaining a development center in Emeryville, California, which provides us with a west coast presence in the U.S. to better serve our existing and prospective customers in the region. And, our integrated development team is focused on the design and engineering of several new product offerings that will complement our existing financial applications. This acquisition resulted in the licensing of Geac travel and expense software to both new and existing customers in the fourth quarter.

In addition, on June 23, 2003, we announced our intent to acquire Comshare, Inc. This announcement demonstrates Geac's continued commitment to its Business Performance Management strategy through the addition of new front office applications that can be cross-sold to our 5,000 enterprise customers as well as to new customers.

Our commitment to entering into partnerships with companies that provide emerging and innovative technologies is demonstrated by our new partnership with Lombardi Software. This partnership is part of our overall strategy to deliver Business Process Management solutions to our customers. It features a best in class solution for optimizing and managing processes in a business from end to end. We already have developed and are in the process of selling this solution integrated with our existing back office systems.

These actions are showing encouraging results. We have licensed products to both existing and new customers, and we are gaining on our goal to satisfy customer requirements with the best solutions. This is just the beginning of the new Geac, executing throughout the organization on "Performance at Every Level." The management team and Board believe strongly that Geac is a different company than it was even a year ago, and it will be a different company in the next year. We are focused on a growth strategy based on true Business Performance Management that links both operational and financial processes with critical performance management solutions. We have identified a business path and a technology direction that preserves the integrity of existing enterprise applications while delivering added value through improved business performance utilizing Geac's new applications. And, through a collaborative and

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cooperative global effort, we strive to set the standard for best practices in everything we do as we serve approximately 18,000 customers around the globe. These are critical steps. We are building the strength to reinvent ourselves into what our customers require of us, and we are committed to delivering performance at every level to the global marketplace.

We take some measured pride that this transformational change has occurred without sacrificing profitability, even as we operate in a more competitive marketplace, and with less revenue. We have, for your benefit, improved operating margins while spending on new products, better management and new enterprises, all to continue to build on the baseline of profitability established last year as we turn a substantial company into a great company in the years ahead.

We ask you to join us in thanking our more than 2,500 loyal employees in 60 offices in 22 countries for their continued dedication and hard work. We are grateful for our customers' confidence in Geac. And we thank you, our shareholders, for your continuing support as we transform Geac into a leading growth-oriented software company serving markets throughout the world to build shareholder value.

On behalf of our Team,
Sincerely,
CHARLES S. JONES
President & Chief Executive Officer
July 21, 2003

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MANAGEMENT TEAM

CHARLES S. JONES
President and Chief Executive Officer

HEMA ANGANU
Treasurer

ARTHUR GITAJN
Chief Financial Officer

JOYCE KOENIG
Vice President, Strategic Financial Analysis

BERTRAND SCIARD
Managing Director, Europe and Asia Pacific

JOHN L. SHERRY III
Senior Vice President,
Marketing and Strategic Alliances

CRAIG C. THORBURN
Senior Vice President, Mergers & Acquisitions, and Corporate Secretary

JAMES M. TRAVERS
Senior Vice President and President,
Geac Americas

TIMOTHY J. WRIGHT
Chief Technology Officer
& Chief Information Officer

DONNA DE WINTER
Vice President and Corporate Controller

JEFFREY SNIDER
Senior Vice President and General Counsel

BOARD OF DIRECTORS

C. KENT JESPERSEN
Chairman of the Board,
Geac Computer Corporation Limited

CHARLES S. JONES
President and Chief Executive Officer,
Geac Computer Corporation Limited

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THOMAS I. A. ALLEN, Q. C.
Senior Partner, Ogilvy Renault

DAVID FRIEND
Chairman, Sonexis, Inc.

PIERRE MACDONALD
Chairman and Chief Executive Officer,
MacD Consult Inc.

MICHAEL D. MARVIN
Founder and Chairman Emeritus, MapInfo Corporation

WILLIAM G. NELSON
Private Investor

ROBERT L. SILLCOX
Chairman, Quant Investment Strategies Inc.

BOARD COMMITTEES

Audit Committee

ROBERT L. SILLCOX
Committee Chairman
Chairman, Quant Investment Strategies Inc.
Former Chief Investment Officer of Ontario Municipal Employees Retirement System Advisor to State Street Global Advisors (Canada)
Director, Bank of China (Canada)
Director, Glenmount International, L.P.
Director, HelpCaster Technologies Inc.

Committee Members
Thomas I. A. Allen, Q.C.
C. Kent Jespersen
Pierre MacDonald
William G. Nelson

"An important role your independent Audit Committee performs is the quarterly review of the Company's consolidated financial statements together with the notes thereto and management's discussion and analysis (MD&A). These reports to shareholders are accurate reflections of what has transpired to affect your Company during the period under review. Each member of the Audit Committee is committed to their individual responsibility to ensure the Company provides accurate, timely, and full disclosure to the public."

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Corporate Governance Committee

THOMAS I. A. ALLEN, Q.C.
Committee Chairman
Senior Partner, Ogilvy Renault
Chairman, Accounting Standards Oversight Council of Canada
Advisory Board member, Office of the Superintendent of Financial Institutions of Canada
Chairman, Westwind Capital Corporation
Director, Bema Gold Corporation
Director, YM Biosciences Inc.
Director, Middlefield Bancorp Limited

Committee Members
William G. Nelson
Robert L. Sillcox

"The focus of the Corporate Governance Committee is to ensure that systems are in place, and utilized, to generate an optimum flow of accurate information to Management and to the Board. Particular efforts are being directed to ensuring that Geac is well positioned to comply with new legislated and policy requirements in Canada and in the United States."

Human Resources and Compensation Committee

PIERRE MACDONALD
Committee Chairman
Chairman and Chief Executive Officer, MacD Consult Inc.
Chairman, Eurocopter Canada Ltd.
Vice Chairman, Export Development Canada
Director, Aeterna Laboratories Inc.
Director, AIM Funds Management Inc.
Director, Slater Steel Inc.

Committee Members
C. Kent Jespersen
Michael D. Marvin

"The principal role of the Human Resources and Compensation Committee is to ensure that Geac attracts and retains the best executive management team possible and that corporate policies regarding human resources are in place and observed. Going forward, we will place increased emphasis on the development of management and client concentric skills required today in a growth-oriented software company."

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BUSINESS PERFORMANCE MANAGEMENT

Enabler of Change, Serving Evolving Needs
Richard Smith, General Manager, Geac System21
Marylon McGinnis, Senior Vice President, Development and Support

Dedicated to meeting and anticipating changing customer needs, Geac's Business Performance Management strategy drives the Company's development efforts and represents a significant move to provide greater value to customers today and in the future.

Geac Business Performance Management solutions help create today's responsive businesses -- businesses that are able to manage and react effectively to a variety of operational changes, challenges and opportunities. Our software solutions are globally regarded as secure, reliable and flexible; they deliver high return at low risk. Our offerings provide enterprises with greater control and access to data, as well as the tools to improve enterprise processes and business performance in real time. In this way, Geac solutions represent an extraordinary step forward for customer organizations as they continue to address and manage change.

We understand our customers' businesses, and our strong heritage in enterprise software allows us to match new products and services to their existing and future needs. We have more than 2,500 experienced professionals globally with expertise in the industries that matter most to our customers, and the operational and leadership skills to ensure their continued success.

More importantly, we have a strategy for our customers' future and a vision that is based squarely on their changing needs: we are delivering a complete portfolio of operational and financial management solutions, allowing customers to incrementally build out their existing infrastructure for improved business performance. Geac is developing, acquiring and partnering to complement our core suite of enterprise applications with strategic value-added applications like travel and expense reporting, time and attendance and procurement. We're also integrating analytics and performance management tools to help organizations increase visibility into their data and optimize fundamental business processes. And, to ensure universal access to data and the utmost ease-of-use, we're building intuitive Web-based interfaces to link these new front-office applications to back-office systems to help our customers collaborate more effectively.

Improving Process Driving Growth
Michael Slipsager, General Manager, Geac Runtime

NEW BALANCE
New Balance knows the importance of being "fast on its feet." A US $1.4 billion manufacturer of athletic footwear and apparel worldwide, New Balance has grown rapidly in an increasingly competitive market. In order to remain competitive and improve its operational efficiency, New Balance has turned to Geac since 1995 to provide an integrated information technology infrastructure across North America and Europe.

Geac System21 Style is specifically engineered for multinational organizations in the fashion and apparel industries -- like New Balance -- with complex sourcing, supply chain and accounting needs, often distributed across various countries and legal entities. Using Geac System21 Style, New Balance has been able to increase inventory control, improve customer service and realize significant operational cost savings. Specifically, the solution has met the

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company's need for automated monthly reporting, integrated sourcing across multiple warehouses, and increased collaboration and efficiency with suppliers, all of which are critical due to the highly seasonal nature of the business.

In 2003, New Balance upgraded to the latest version of Geac System21 and is utilizing Geac inter.connect to integrate its Geac and non-Geac applications. Additionally, New Balance has begun implementing Geac's SellIT RunTime solution to streamline and manage the entire sales force and improve customer service. This solution, chosen for its superior integration and customization capabilities, is expected to go live during the summer of 2003.

Is Your Business Extraordinary?
Elizabeth Ireland, Senior Vice President, Marketing, Geac Americas Gary Dohnt, General Manager, Local Government

In today's performance- and change-driven landscape, ordinary businesses often fall short. Companies must strive to offer their customers an extraordinary experience. At Geac, we are doing just that. Geac turns ordinary businesses into extraordinary ones through software.

We provide business-critical transaction processing to power the back offices of thousands of today's leading organizations. For global companies and smaller regional businesses alike, we turn customers' ordinary business processes to extraordinary advantage through a combination of partnerships, strategic acquisitions, and internal research and development. The end result is best-in-class solutions that provide significant value and tangible benefit to our approximately 18,000 customers around the world. We have introduced and will continue to develop an array of front-office applications to complement our core back-office solutions and help customers enhance their performance at every level.

Our solutions form the heart of our customers' financial and operational systems and include a complete suite of software that enables them to automate business processes, measure and manage financial assets and improve overall performance across the enterprise. Specifically, our solutions help organizations handle such essential business functions as finance and accounting, travel expense management, human resources, payroll, procurement, budgeting and forecasting, reporting, production planning, customer service, supply chain management and project management.

As a provider of core business-critical software solutions, companies around the world depend on Geac every day. While our customers may vary greatly in terms of size, geography and business focus, our solutions all serve a common purpose: to help organizations turn their ordinary business processes to extraordinary advantage.

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Our software solutions and services give organizations the ability to Automate,
Measure and Improve for better business performance.

     1. AUTOMATE: We automate and drive costs out of business processes, while leveraging existing technology.

     2. MEASURE: We help measure the impact of changed processes and enable continual optimization of process through business intelligence and benchmarking.

     3. IMPROVE: Geac delivers business process management tools to enable rapid changes and improve overall business performance.

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Proven Incremental Modules on Demand
Viviane Ribeiro, General Manager, Geac France
Don Smith, Senior Vice President, Hosted Operations

Global organizations trust Geac's enterprise solutions to measure and manage their operations. One way that Geac is helping its customers do this is through an incremental approach to building out their information technology infrastructures. Our customers tell us the days of the multi-million dollar, mega-license ERP deals are over. So we have focused over the past year on providing high-value front-office applications and back-office integration that enable customers to build out their computing infrastructures incrementally. By allowing our customers to buy what they need, when they need it, and integrate new modules rapidly and with low risk into their existing systems, we are helping them boost the performance of their business. Geac's Application Integration Framework has been designed to exploit recent advances in Web services. Our new global integrated development environment has been built to deliver on the promise of a Services Oriented Architecture (SOA), to give our customers the ability to extend their existing internal infrastructure without the significant integration efforts that were required in the past.

Geac's suite of Web-enabled applications delivers information access and control to a broad range of users. Our Geac Extensity application suite is the first to allow for cohesive control and analysis of all employee-initiated corporate spending. Geac Extensity applications allow employees to plan, book and expense business travel; request vendor payments; capture time for charging to projects and cost centers; and calculate paid time off and overtime. To enhance overall financial performance, we also provide advanced business intelligence and financial reporting capabilities. These value-added offerings help streamline business processes, increase productivity and improve customer service by allowing employees, customers and vendors to access and act on critical information anywhere, anytime, over the Web.

Proven modules on demand, provided at the moment customers need them. This is just the beginning of our journey at Geac, and during the coming year, we will continue to deliver these new applications and enhanced functionality.

Reduced Costs, Increased Efficiency

OFFICE DEPOT
After a comprehensive search for a more efficient expense reporting process, Office Depot made the switch in 2000 to Geac Extensity Expense Reports to automate the annual processing of more than 120,000 expense reports. Geac Extensity has delivered all that Office Depot hoped for and more, as it has effectively provided considerable return on investment through reduced administration and postage costs. Additionally, employees appreciate the software's intuitive, Web-enabled interface. As Office Depot continues to automate its core financial and operational processes, tools like Geac Extensity will remain an integral part of the company's strategy for growth and development.

Web-Enabling ERP

LEE MEMORIAL HOSPITAL
Lee Memorial Health System has looked to Geac over the years to provide a stable IT environment and meet its larger organizational goals. With a stable environment and solid performance on the back end -- from financials to HR processes -- Lee Memorial recently decided to Web-enable its Geac system. Through this Web enablement, Lee Memorial is providing employees, managers and administrators

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throughout the organization with direct access to critical financial and administrative data, enabling proactive decision making, increased automation and tighter integration between business processes.

Building a Foundation for e-Government

GOVERNMENT OF BARBADOS
Governments, like private sector companies, are always seeking ways to gain greater control over, and efficiency in, their financial operations. In the late 1990s, the Government of Barbados began a review of software solutions in hopes of automating its core financial processes. Now, just six years later, Barbados, working closely with Geac, has successfully transformed what was a totally manual financial system into a 95 percent automated system that's providing a foundation for the country's evolution to e-government.

In 1997, Barbados selected Geac SmartStream to help automate and integrate the country's financial systems to ensure efficiency and controlled expenditure management. After successfully implementing the Geac SmartStream suite in the Ministry of Finance, Barbados soon decided to roll it out to all its other ministries.

Geac SmartStream has afforded the government centralized budget control and increased visibility into the flow of funds across the organization. It also has delivered significant cost and time savings, reducing by half the amount of time it takes the Government to report financials to Parliament at fiscal year-end. In 2003, Barbados rolled out the Geac SmartStream Receivable and Billing solution to further extend the value of its existing systems. As a testament to the progress it has made with Geac SmartStream, the Government of Barbados received the Geac Customer Excellence Award at Geac's ALLIANCE2003 user conference.

True Performance Starts at Every Level
John A. Overholt, Senior Vice President Sales & Services, , Geac Americas Mark Oney, Senior Vice President, Engineering

Today's business environment demands performance. Performance throughout the enterprise, and at every level. As a provider of Geac Business Performance Management solutions, Geac is solving concrete business problems for companies large and small, and at various levels of the organization. We understand that organizations face daunting challenges, such as global information access, operational efficiency, employee productivity and customer responsiveness, and we specifically tailor our solutions to help our customers achieve their business goals.

Geac software solutions and services offer customers the ability to automate, measure and improve for better business performance. We automate and drive costs out of business processes, while leveraging existing technology; we help customers measure the impact of changed processes and enable continual optimization of processes through business intelligence and benchmarking; and we deliver business process management tools to enable rapid changes.

As a result, Geac customers can increase their overall business efficiency by improving performance at every level. For example, by streamlining certain business processes -- e.g. automating three distribution related processes into one -- a plant manager can now focus on other, more strategic business issues, such as inventory management or quality assurance. Similarly, by providing greater transparency into financial processes in real time, a CFO can now confidently prepare a realistic view of the company's monthly, weekly, or even hourly performance.

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Through an open business performance framework, Geac's applications are easily integrated with the solutions our customers already have in place -- whether those systems are from Geac or not. We have been the trusted supplier to many organizations for more than 30 years, and going forward, we will continue to partner with our customers for growth and success, taking their businesses forward and improving performance at every level.

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Financial Review

MANAGEMENT DISCUSSION AND ANALYSIS

MANAGEMENT DISCUSSION AND ANALYSIS

The following management discussion and analysis of results of operations and financial position should be read in conjunction with the financial statements and notes for the fiscal years (FY) ended April 30, 2003, and April 30, 2002. This discussion contains certain forward-looking statements based on current expectations. These forward-looking statements entail various risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. These risks and uncertainties include those discussed below in the section entitled "Risks and Uncertainties."

Our financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All dollar amounts are in Canadian dollars. As used in this discussion and unless the context otherwise requires or unless otherwise indicated, all references to "Geac," "we," "our," or the "Company" refer to Geac Computer Corporation Limited and its consolidated subsidiaries.

OVERVIEW

Geac is a global enterprise software company for business performance management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Our solutions include cross-industry enterprise application systems (EAS) for financial administration and human resources functions, expense management, and time capture, and enterprise resource planning applications for manufacturing, distribution, and supply chain management. These cross-industry applications are marketed globally and span a number of product lines. We also provide industry specific applications (ISA) tailored to the real estate, restaurant, property management, and construction marketplaces, and for libraries, and public safety agencies. In addition to our families of software products, we are a reseller of computer hardware and software, and we provide a broad range of professional services, including application hosting, consulting, implementation services, and training. Headquartered in Markham, Ontario, Canada, Geac employed approximately 2,500 people around the world as of April 30, 2003, compared to approximately 3,000 people as of April 30, 2002.

Geac today has a presence in the financial back offices of many of the largest companies in the world. These companies rely on Geac software applications for their financial and operational processing. Our objective is to extend our relationships with these customers and to attract new customers by delivering a suite of software solutions that can be integrated with our enterprise application systems and help our customers improve their business performance.

Our capabilities to achieve this objective have been enhanced by several new hires in FY 2003. Mr. James M. Travers, a senior technology executive whose career spans more than 25 years with industry leaders, including Texas Instruments, Harbinger Corporation, and Agillion, Inc., was appointed Senior Vice President of Geac Computer Corporation Ltd. and President of Geac Americas, effective August 6, 2002.

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Mr. James J. McDevitt, former chief financial officer at Clarus Corporation, joined the Company as Vice President and General Manager of the U.S.-based ISA business units, effective December 16, 2002. Mr. Timothy J. Wright, who previously managed the global technology organization for Terra Lycos and The Learning Company, was appointed Chief Technology Officer and Chief Information Officer effective January 6, 2003; and Mr. John A. Overholt, who served in software and computer systems sales and sales management positions in a 19-year career with Texas Instruments and subsequently served as Vice President of North American Sales for Sterling Software, joined the Company as Senior Vice President of Enterprise Sales for Geac Americas on January 21, 2003.

We achieved several significant milestones in FY 2003. In view of an expected decline in revenues from our legacy enterprise and certain industry specific applications, we continued to manage our costs in line with revenues; and our fourth quarter ended April 30, 2003, marked our eighth consecutive profitable quarter, excluding net restructuring and other unusual items. We continued to strengthen our balance sheet, and our cash position increased from $115.4 million at the end of FY 2002 to $128.8 million at the end of FY 2003. In addition, with the acquisition of Extensity, Inc. in the fourth quarter and the release of our new Geac System21 Aurora product, we made significant progress executing on our strategy to deliver a suite of innovative software solutions through a unified application framework, which measure and manage operational and financial processes to improve our customers' overall business performance.

In FY 2003 we completed two acquisitions, the most significant being the acquisition of California based Extensity, a leading provider of solutions to automate employee-based financial systems. The acquisition, valued at US$50.3 million (approximately $74.0 million), was completed on March 6, 2003, and was a significant step in the execution of our strategy to expand into the business performance management market. The Extensity business has been integrated into our Enterprise Server business. In addition, effective August 5, 2002, we acquired the IBM e-Server iSeries software assets, customer agreements, and employee base of EBC Informatique, a French hardware and software solutions provider.

The transaction was valued at Euros 2.45 million (approximately $3.76 million). EBC Informatique's iSeries unit was integrated with our Anael Solutions division in France. These acquisitions have been accounted for as purchases, and results for these two businesses are reflected in the EAS segment from the date of acquisition.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements requires management to make judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures. Our estimates are based upon historical experience and on other assumptions that are believed to be reasonable under the circumstances. Our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenues and expenses, in cases where they are not readily ascertainable from other sources. Actual results may differ from these estimates under different assumptions.

Our critical accounting policies are those that affect our financial statements materially and involve a significant level of judgment by management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in note 2 to our consolidated financial statements. Revenue Recognition. We derive revenues from three sources-software, support and services, and hardware. Support and services include software maintenance and support, training, system implementation, and consulting. Maintenance and support consists of technical support and software upgrades and enhancements. We resell computer hardware and peripherals primarily as a service to certain

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customers who look to us to provide a complete product solution. Significant management judgments and estimates are involved in determining the revenue recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if different conditions were to prevail. We recognize product revenue when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable is probable. In bundled arrangements, we allocate revenue to each element of the arrangement based upon vendor specific objective evidence (VSOE). We use a purchase order or a signed contract as evidence of an arrangement for licenses of software and sales of hardware and services. Revenues derived through our resellers are evidenced by a master agreement governing the relationship.

Software is delivered to customers electronically or on a CD-ROM, tape, or diskette, as appropriate. We assess whether the fee is fixed and determinable based on the payment terms associated with the transaction. Our standard payment terms are generally less than 90 days. In instances where payments are subject to extended payment terms, revenue is deferred until payments become due, which is generally when the payment is received. We assess collectibility based on a number of factors, including the customer's past payment history and current credit-worthiness. If we determine that collection of a fee is not reasonably assured, we defer the revenue and recognize it at the time collection becomes reasonably assured, which is generally upon receipt of cash payment.

When licenses are sold together with hardware, consulting, and implementation services, services revenues are recognized based on percentage of completion. Our consulting and implementation service contracts are bid either on a fixed-fee basis or on a time-and-materials basis. For a fixed-fee contract, we recognize revenue using the percentage of completion method. For time-and-materials contracts, we recognize revenue as services are performed.

Maintenance and support revenue is recognized ratably over the term of the maintenance contract. Amounts billed in accordance with customer contracts, but not yet earned, are recorded as deferred revenue.

Valuation of Identifiable Goodwill and Other Intangible Assets. We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. While we may employ experts to assist us with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.

We review the carrying values of all identifiable goodwill and other intangible assets when conditions arise that indicate that any impairment may have occurred. Examples of these conditions include significant underperformance relative to historical or expected future operating results, significant changes in the manner of our use of the acquired assets or our strategy, significant negative industry or economic trends, or significant decline in our share price or market capitalization.

Prior to May 1, 2001, we determined impairment by comparing the undiscounted amount of expected future operating cash flows with the carrying amounts of such assets. Expected future operating cash flows were based upon our best estimate given the facts and circumstances at that time. Impairments in the carrying amount of identifiable intangible assets and goodwill were expensed. Effective May 1, 2001, we adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062, "Goodwill and Other Intangible Assets." Under the new standard, goodwill and other intangible assets with an indefinite life are not amortized, but are tested for impairment at least annually, as well as within six months of adopting the new standard. The determination of fair value involves significant management judgment. Impairments in the carrying amounts of identifiable goodwill and other intangible assets with indefinite lives will be expensed. As the valuation of identifiable goodwill and other intangible assets requires significant estimates and judgment about future performance and fair value, our future results could be affected if our current estimates of future performance and fair value change.

Accounting for Income Taxes. We operate in multiple jurisdictions, and our profits are taxed pursuant to the tax laws of these jurisdictions. Our effective tax rate may be affected by the changes in, or interpretations of, tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in geographical mix of income and expense, and changes in management's assessment of matters, such as the ability to realize future tax assets. As a result of these considerations, we must estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that our future tax assets will be recovered from future taxable income and establish a valuation allowance for any amounts we believe will not be recoverable. Establishing or increasing a valuation allowance increases our income tax expense.

Significant management judgment is required in determining our provision for income taxes, our income tax assets and liabilities, and any valuation allowance recorded against our net income tax assets. We recorded a valuation allowance as at April 30, 2003, due to uncertainties related to our ability to utilize some of our income tax assets before they expire. The valuation allowance was based on our estimates of taxable income by jurisdiction in which we operate and the period over which our income tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to amend our valuation allowance, which could materially impact our financial position and results of operations.

Effective May 1, 2000, we adopted CICA 3465, which established new standards for the recognition, measurement, presentation, and disclosure of income taxes. The new recommendations follow the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to be recovered or settled. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment. Prior to the adoption of the new recommendations, income tax expense had been determined using the deferral method of income tax allocation. Under this method, deferred income tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and was measured at the income tax rate in effect in the year the difference originated.

Restructuring. We have rationalized certain facilities and have established reserves against outstanding commitments for leased properties that we have vacated or plan to vacate. These reserves are based upon our estimate of future events, such as the time required to sublease the property and the amount of sublease income that might be generated from the date we vacate the property and the expiration of the lease. These estimates are reviewed based on changes in circumstances. Adjustments to the restructuring charge will be made in future periods, if necessary, should different conditions prevail from those anticipated in our original estimate.

Accounts Receivable. We estimate the collectibility of our accounts receivable, and we maintain allowances for estimated losses. Management analyzes accounts receivable, historical bad debts, receivable aging, customer credit-worthiness, and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances might be required.

RESULTS OF OPERATIONS

Revenue. Revenue for FY 2003 was $623.7 million, compared to $716.5 million for the preceding year. Software license revenue declined by $8.0 million, or 9.6 percent; support and services revenue declined by $80.2 million, or 13.8 percent; and revenue from the sale of computer hardware declined by $4.7 million, or 9.0 percent. Excluding from FY 2002 results $5.2 million in revenue attributable to the publishing software business, which was sold on August 9, 2001, and excluding from FY 2003 results $3.4 million in revenue attributable to the Extensity business, which was acquired on March 6, 2003, total revenue declined by $91.1 million, or 12.8 percent, from $711.3 million in FY 2002 to $620.2 million in FY 2003. Compared to FY 2002, currency fluctuations--primarily attributable to the British Pound Sterling, the U.S. Dollar, and the Euro against the Canadian Dollar--had the effect of reducing revenues by $19.7 million.

Revenue in the EAS segment was $479.5 million, compared to $531.3 million last year. Excluding revenue from the Extensity acquisition, EAS segment revenue declined by $55.2 million, or 10.4 percent, to $476.1 million. EAS software licenses to new and existing customers, in the amount of $62.1 million, declined by $0.6 million from the prior year.

A $2.2 million decline in revenue from licenses of client server software systems, primarily our SmartStream and local government systems, was almost entirely offset by a $1.6 million increase in revenue from licenses of our E Series and M Series software systems for mainframe computers. EAS support and services revenue declined by $49.1 million, or 11.5 percent. Of this $49.1 million decline, EAS maintenance revenue -- primarily contracted support to customers of our licensed software -- declined by $24.4 million, or 8.4 percent. This decline, which was in line with our expectations, was due to attrition in maintenance contract renewals for mainframe ($20.8 million), and client server applications ($9.2 million), which were partially offset by a $5.6 million increase in maintenance contract revenues from our System21 software systems, primarily for mid-range server architectures. Other EAS support and services revenue -- primarily professional implementation and training services -- declined by $24.7 million, or 18.1 percent. We expect a continuing decline in EAS maintenance revenue. This decline may be offset, to some extent, if we experience an increase in professional services revenue in FY 2004, primarily as a result of the Extensity acquisition. EAS hardware sales revenue declined by $2.0 million, or 5.1 percent, reflecting a $2.8 million decline in hardware sales associated with client server applications, which was partially offset by a $0.8 million increase in mid-range computer hardware sales.

Revenue in the ISA segment was $144.2 million, compared to $185.2 million last year. Excluding $5.2 million in revenue from the publishing software business, which was sold in the first quarter of FY 2002, ISA segment revenue declined by $35.8 million, or 19.9 percent, from $180.0 million in FY 2002 to $144.2 million in FY 2003. Of this $35.8 million decline, $25.3 million is attributable to the Interealty business and reflects the continuing effects of a change in the service and pricing model for the Multiple Listing Service (MLS) application business, as the internet has supplanted more costly virtual private networks, significant price pressure and customer losses in the core MLS application business, and the continuing decline in revenue from the MLS book publishing business, which was expected. Revenue in other ISA businesses declined by $10.5 million, or 10.0 percent, with declines in software systems serving the construction ($6.3 million), restaurants ($2.9 million), and property management ($1.7 million) markets, partially offset by a $0.3 million increase in public safety systems revenue and a $0.1 million increase in library systems revenue.

Cost of Revenues. Cost of revenues was reduced by $59.5 million, or 18.2 percent, from $326.6 million in FY 2002 to $267.1 million in FY 2003; and gross profit margin (gross profit as a percentage of total revenues) increased from
54.4 percent in FY 2002 to 57.2 percent in FY 2003. Cost of software license revenues was reduced by $1.4 million, or 12.2 percent, as lower revenues from resellers of our industry-specific applications have resulted in lower costs of reseller software sales. Costs of support and services, which consist primarily of personnel and related costs, were reduced by $56.1 million, or 20.5 percent; and support and services margins increased from 53.0 percent to 56.6 percent. In the fourth quarter of FY 2002 we recorded a $30.6 million pre-tax provision for costs related to the restructuring of the business, including severance costs, which were subject to limitations in accordance with Canadian GAAP. Excluding $2.1 million in severance costs in excess of the amounts that had been accrued in the fourth quarter of FY 2002, costs of support and services were reduced by $58.2 million, and support and services margins increased from 53.0 percent to
57.1 percent, primarily as a result of improved professional services utilization rates. Hardware costs were reduced by $2.0 million, or 4.9 percent; and hardware margins declined from 19.1 percent to 15.5 percent, primarily as a result of a low margin $3.1 million hardware sale to a single customer in the first quarter of FY 2003.

Operating Expenses. Operating expenses were $271.7 million, compared to $302.6 million last year. Excluding net restructuring and other unusual items of $5.2 million and $26.7 million, respectively, goodwill impairment of $16.8 million, and amortization of intangibles of $1.6 million and $1.7 million, respectively, operating expenses were reduced by $26.0 million, or 9.5 percent, from $274.1 million in FY 2002 to $248.1 million in FY 2003.

     - Sales and marketing expenses were reduced by $3.0 million, or 3.2 percent, primarily as a result of restructuring efforts, and sales and marketing expenses as a percentage of revenues increased from 13.0 percent in FY 2002 to 14.5 percent in FY 2003. Excluding $1.1 million in severance costs in excess of the amounts that had been accrued in the fourth quarter of FY 2002, sales and marketing expenses were reduced by $4.1 million, or 4.4 percent, and sales and marketing expenses as a percentage of revenues increased from 13.0 percent in FY 2002 to 14.3 percent in FY 2003. This increase in the percentage of revenues reflects investments in personnel and related sales and marketing costs intended to drive increased new license revenue in certain businesses in the coming year.

     - Product development expenses were reduced by $24.5 million, or 26.4 percent, and product development expenses as a percentage of revenues were reduced from 13.0 percent in FY 2002 to 10.9 percent in FY 2003. Excluding $1.5 million in severance costs in excess of the amounts that had been accrued in the fourth quarter of FY 2002, product development expenses were reduced by $26.0 million, or 28.1 percent, and product development expenses as a percentage of revenues were reduced from 13.0 percent to 10.7 percent. This reduction reflects the maturity of our mainframe back office financial applications, the completion of major development projects for mid-range and client-server applications, and the consolidation of Extensity application development with existing Geac application development. Product development expenses are projected to increase over the course of the next year.

     - General and administrative expenses increased by $1.5 million, or 1.7 percent; and general and administrative expenses as a percentage of revenues increased from 12.3 percent in FY 2002 to 14.4 percent in FY 2003. The net $1.5 million increase is attributable to a $2.9 million reduction in the provision for doubtful accounts in FY 2002; an increase of $6.2 million in professional fees; an increase of $1.2 million in insurance costs; a $2.6 million adjustment in the second quarter of FY 2003 to increase the amortization of property, plant, and equipment to more accurately reflect the valuation of acquired assets; and $1.6 million in restructuring costs in excess of the amounts that had been accrued in the fourth quarter of FY 2002, net of a $13.0 million reduction in other general and administrative expenses. As a result of the consolidation of back office finance and accounting operations in North America, which was completed in FY 2003, and in Europe, which is expected to be completed by the end of the first quarter of FY 2004, general and administrative expenses as a percentage of revenues are expected to be reduced over the course of the next fiscal year.

Net Restructuring and Other Unusual Items. Net restructuring and other unusual items were $5.2 million in FY 2003, compared to $26.7 million last year. The $5.2 million in net restructuring and other unusual items in FY 2003 included a $5.0 million provision for the settlement of legal claims, a $3.5 million pre-tax provision for premises rationalization, and a $2.8 million charge for severance relating to the restructuring of our North American operations. The restructuring of these operations reflects management's decision to consolidate certain development, sales and marketing, and support and services operations into similar operations acquired in the Extensity acquisition. These charges were partially offset by a net $6.1 million reversal of accrued liabilities and other provisions related to acquisitions and restructuring, which were recorded in prior years and which were no longer required. This $6.1 million reversal includes $3.9 million for severance and premises rationalization related to last year's restructuring of the business, including $2.4 million related to premises rationalization and $1.5 million for severance costs not required as a result of changes in the original plan and employee attrition during the year. In addition, net restructuring and other unusual items reflects a net release of $2.2 million primarily related to restructuring and acquisition-related provisions on certain FY 2000 acquisitions, which are no longer required for their originally intended purposes.

In FY 2002, the $26.7 million in net restructuring and other unusual items included a $34.8 million pre-tax provision for severance, premises rationalization and other costs related to the restructuring of the business; a $5.1 million write-down of assets; a $5.3 million net provision for the settlement of legal claims, primarily related to our acquisition of JBA Holdings plc; a $4.6 million charge for strategic planning costs; and a $2.9 million charge for unamortized financing costs of a credit facility that, in light of our improved cash position, we terminated in March 2002 to avoid additional costs. These charges were partially offset by a net $21.0 million reversal of excess accrued liabilities and other provisions relating to acquisitions and restructuring, which were recorded in prior years and which were no longer required, and a $5.1 million pre-tax gain on the sale of the publishing systems business.

Goodwill Impairment. As previously announced on June 8, 2003, in connection with the annual review of the carrying value of goodwill, we recorded a $16.8 million goodwill write-down in the fourth quarter of FY 2003 relating to the Interealty business, based on revised future estimates of its likely performance. This represented the full amount of goodwill on our balance sheet for the Interealty business. This goodwill write-down had the effect of reducing earnings per diluted share by $0.20 for the fourth quarter of FY 2003 and by $0.21 for the full year. No goodwill impairment was recorded in FY 2002.

Amortization of Intangible Assets. Amortization of intangible assets, primarily acquired software, was $1.6 million in FY 2003, compared to $1.7 million in FY 2002.

Interest Income and Expense. Net interest income in FY 2003 was $1.3 million, compared to net interest expense of $1.6 million in FY 2002. This change reflects a $2.9 million reduction in interest expense, which was primarily attributable to the repayment of $39.5 million in bank indebtedness in the first two quarters of FY 2002.

Other Income (Expense). Other expense of $2.6 million in FY 2003 included a $4.2 million loss on foreign exchange, net of $0.9 million in investment income and a $0.7 million gain on the sale of fixed assets. Of the total $4.2 million loss on foreign exchange in FY 2003, $6.2 million was incurred in the fourth quarter and was partially offset by a gain of $2.0 million through the first three quarters of FY

2003. Other income of $0.9 million in FY 2002 was composed of a $0.6 million gain on foreign exchange and a $0.3 million gain on the sale of fixed assets.

Income Taxes. The provision for income taxes was $33.3 million in FY 2003, compared to $34.1 million in FY 2002. Our effective tax rate for FY 2003 was
39.9 percent. Excluding the effect of goodwill impairment, which is not a tax deductible expense, our effective tax rate for FY 2003 would have been 33.2 percent, compared to the Canadian statutory rate of 38.0 percent. This lower effective tax rate is primarily attributable to the utilization of tax losses not valued in prior years in accordance with CICA 3465. Of the total $33.3 million provision for income taxes recorded in FY 2003, $25.6 million reflects utilization of income tax assets, and $7.7 million represents cash taxes. Of the total $34.1 million provision for income taxes recorded in FY 2002, $13.9 million reflects utilization of income tax assets, and $20.2 million represents cash taxes.

Net Income (Loss). Net income was $50.3 million, or $0.62 per diluted share, compared to net income of $52.5 million, or $0.69 per diluted share, last year.

Compared to FY 2002, currency fluctuations -- primarily attributable to the British Pound Sterling, the U.S. Dollar, and the Euro against the Canadian Dollar -- had the effect of reducing revenues by $19.7 million and reducing net income by $1.6 million, or $0.02 per diluted share.

LIQUIDITY AND FINANCIAL CONDITION

At April 30, 2003, cash and cash equivalents totaled $128.8 million, compared to $115.4 million at April 30, 2002. Excluding from the total at April 30, 2003, a reduction of $5.5 million from the effect of foreign exchange rates, cash and cash equivalents increased by $18.9 million during FY 2003.

Cash provided by operating activities, including the effects of changes in both non-cash working capital and deferred revenue, was $43.2 million in FY 2003, compared to $82.9 million in FY 2002. Excluding changes in non-cash working capital and deferred revenue, cash provided by operating activities increased from $67.8 million in FY 2002 to $101.7 million in FY 2003. Non-cash working capital was reduced by $38.6 million, primarily as a result of a reduction in accounts payables and accrued liabilities. In the corresponding period last year, non-cash working capital increased by $60.0 million, primarily attributable to increases in receivables, prepaid expenses, accounts payable and accrued liabilities. Excluding the effects of changes in foreign exchange rates, deferred revenue associated with acquisitions, and net restructuring and other unusual items, deferred revenue declined by $20.0 million in FY 2003, compared to $45.0 million in FY 2002.

Net cash outflows from investing activities totaled $34.5 million in FY 2003, compared to $6.2 million in FY 2002, and included $33.7 million for acquisitions, net of cash acquired, and $2.7 million for additions to property, plant, and equipment, offset by $1.9 million in restricted cash and cash equivalents.

Net cash inflows from financing activities were $10.2 million in FY 2003, including $13.9 million from the exercise of five million purchase warrants at $2.75 per warrant and from the sale of common shares under the common share Company's Employee Stock Purchase Plan (ESPP), partially offset by $3.7 million used for repayment of long-term debt. Net cash inflows of $5.2 million in FY 2002 included $24.8 million in net proceeds from the sale of six million common shares on September 27, 2001, and $17.9 million in net proceeds from the first quarter sale of 10 million special warrants at a price of $2.00 per special warrant. Each special warrant was exercisable for one common share plus one half of a common share purchase warrant. The special warrants were fully exercised on August 1, 2001. Each full purchase warrant entitled the purchaser to acquire one common share of Geac for $2.75 at any time within 18 months of June 29, 2001, and all five million purchase warrants were exercised in FY 2003. In total, the FY 2002 net issuance of common shares and special warrants generated $43.1 million, which was used to fund working capital requirements and to repay bank indebtedness.

Accounts receivable at year end totaled $88.3 million, compared to $86.0 million at the end of FY 2002. This net $2.3 million increase includes the effects of a $4.2 million increase due to changes in foreign exchange rates and a $5.3 million increase associated with the Extensity acquisition, net of a $7.2 million reduction in other receivables, which was due to lower revenues.

Prepaid expenses, which are composed of deposits, prepaid maintenance, insurance, and prepaid royalties, increased by $1.0 million, from $16.0 million at the end of FY 2002 to $17.0 million at the end of FY 2003. This increase is primarily due to $0.8 million in prepaid expenses, which were assumed in the Extensity acquisition, and a $0.5 million increase attributable to changes in foreign exchange rates, net of a $0.3 million reduction in the prepaid expenses of our U.S. based businesses.

Accounts payable and accrued liabilities were $136.2 million at the end of FY 2003, compared to $170.3 million at the end of FY 2002. This $34.1 million reduction includes a $19.6 million reduction in trade payables, a $6.0 million reduction in accrued professional fees and legal costs, a net $5.5 million reduction in accrued restructuring charges, a $2.2 million reduction in tax-related liabilities, and a $1.2 million reduction in compensation related accruals, net of an aggregate $0.4 million increase in other items. The net $5.5 million reduction in accrued restructuring charges includes a reduction of $22.2 million in the balance as of April 30, 2002, and a net release of $3.9 million in prior year restructuring provisions that are no longer required, offset by a $10.2 million increase in restructuring associated with the Extensity acquisition, a $3.7 million provision for premises rationalization, and a $6.8 million charge for severance related to the restructuring of our operations.

Deferred revenue is composed of deferred maintenance and support revenues, which are recognized ratably over the term of the related maintenance agreement--normally one year--and deferred professional services revenue, which is recognized as such services are performed. Deferred revenue declined by $22.2 million, from $198.0 million at the end of FY 2002 to $175.8 million at the end of FY 2003. Excluding a $6.5 million increase in deferred revenue at April 30, 2003, associated with Extensity and a $5.7 million reduction associated with foreign exchange, deferred revenue declined by $23.0 million, which was primarily due to attrition in maintenance and support contracts.

Long-term debt at April 30, 2003, including the current portion, was $9.1 million, compared to $11.9 million at April 30, 2002. Excluding the effect of changes in foreign exchange rates, which had the effect of increasing the April 30, 2003 balance by $0.9 million, long-term debt was reduced by $3.7 million.

COMMITMENTS AND CONTINGENCIES

The Company does not have derivative financial instruments or any equity interests in unconsolidated companies or any other business arrangements related to the foregoing, which would have a material effect on the assets and liabilities of the Company at April 30, 2003.

As disclosed in note 12 to the FY 2003 financial statements and in accordance with Canadian GAAP, the Company has commitments that are not reflected in the balance sheet of the Company. These commitments include operating leases for office equipment and premises, and letters of credit, bank guarantees, and performance bonds that are routinely issued on Geac's behalf by financial institutions, primarily in connection with premises leases and contracts with public sector customers. The Company does not have any other business arrangements, derivative financial instruments, or any equity interests in unconsolidated companies that would have a material effect on the assets and liabilities of the Company at April 30, 2003.

The Company, in the normal course of business, is subject to legal proceedings being brought against it and its subsidiaries. The most significant of these are complaints relating to JBA and its software prior to Geac's acquisition of JBA in September 1999. The ultimate outcome of these matters cannot currently be determined, nor can the liability that could potentially result from a negative outcome in each case currently be reasonably estimated. In the event of a negative outcome, the liability that the Company may ultimately incur with respect to any of these matters may be in excess of amounts currently accrued with respect to such matters and, as a result, these matters may potentially be material to the Company's consolidated financial statements.

QUARTERLY RESULTS

The following table sets forth unaudited consolidated statements of operations for each of the Company's last eight quarters. These data have been derived from unaudited consolidated statements of operations that have been prepared on the same basis as the annual audited consolidated statements of operation and, in our opinion, include all adjustments necessary for a fair presentation of such information. These unaudited quarterly results should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in the Annual Report. The consolidated results of operations for any quarter are not necessarily indicative of the results for any future period.

CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands of Canadian dollars, except per share amounts)

                                                     2003                                            2002
----------------------------------------------------------------------------------------------------------------------------
                               QUARTER 1   QUARTER 2   QUARTER 3   QUARTER 4   Quarter 1   Quarter 2   Quarter 3   Quarter 4
----------------------------------------------------------------------------------------------------------------------------
Revenues
 Software                         13,596      19,155      19,401      23,550      20,012      21,340      19,504      22,862
 Support and services            127,198     128,818     125,522     119,159     149,359     148,157     144,993     138,351
 Hardware                         14,345      11,263      13,592       8,068      10,184      13,407      15,094      13,271
----------------------------------------------------------------------------------------------------------------------------
Total revenues                   155,139     159,236     158,515     150,777     179,555     182,904     179,591     174,484
----------------------------------------------------------------------------------------------------------------------------
Cost of revenues
 Software                          2,465       2,179       2,565       2,823       2,002       2,214       1,438       5,775
 Support and services             56,253      56,494      53,182      51,183      69,280      69,461      71,193      63,246
 Hardware                         12,828       9,065      11,732       6,336       8,083      11,583      12,109      10,247
----------------------------------------------------------------------------------------------------------------------------
Total cost of revenues            71,546      67,738      67,479      60,342      79,365      83,258      84,740      79,268
----------------------------------------------------------------------------------------------------------------------------
Gross profit                      83,593      91,498      91,036      90,435     100,190      99,646      94,851      95,215
----------------------------------------------------------------------------------------------------------------------------
Operating expenses
 Sales and marketing              22,786      21,685      21,101      24,627      23,813      22,638      22,890      23,832
 Product development              16,700      17,713      17,216      16,627      24,645      22,425      23,468      22,254
 General and
 Administrative                   20,002      23,815      23,922      21,906      22,770      25,610      20,814      18,925
 Net restructuring and
 other unusual items                  --      (1,157)         --       6,321          --     (14,574)         --      41,310
 Goodwill impairment                  --          --          --      16,785          --          --          --          --
 Amortization of
 intangible assets                   435          --         385         813         423         420         448         447
----------------------------------------------------------------------------------------------------------------------------
                                  59,923      62,056      62,624      87,079      71,651      56,519      67,620     106,768
----------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations     23,670      29,442      28,412       3,356      28,539      43,127      27,231     (11,552)
----------------------------------------------------------------------------------------------------------------------------
 Interest income                     439         477         533         588         463         329         514         594
 Interest expense                   (208)       (187)       (176)       (172)       (769)       (869)     (1,411)       (472)
 Other income
 (expense), net                    2,169         209       1,184      (6,115)       (273)      1,903      (1,291)        594
----------------------------------------------------------------------------------------------------------------------------
                                   2,400         499       1,541      (5,699)       (579)      1,363      (2,188)        716
----------------------------------------------------------------------------------------------------------------------------

Income (loss) from operations
 before income taxes              26,070      29,941      29,953      (2,343)     27,960      44,490      25,043     (10,836)
Income taxes                       9,905      11,613      11,243         587      10,979      18,083      13,200      (8,152)
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                 16,165      18,328      18,710      (2,930)     16,981      26,407      11,843      (2,684)
----------------------------------------------------------------------------------------------------------------------------
Basic net income
(loss) per share                    0.21        0.23        0.23       (0.03)       0.27        0.36        0.15       (0.03)
----------------------------------------------------------------------------------------------------------------------------
Diluted net income
(loss) per share                    0.20        0.23        0.23       (0.03)       0.27        0.34        0.14       (0.03)
----------------------------------------------------------------------------------------------------------------------------
Weighted average number of
common shares outstanding
(thousands)
 Basic                            78,146      78,505      80,184      83,766      62,031      74,326      78,087      78,130
 Diluted                          80,436      80,280      81,662      84,385      63,088      76,728      81,944      81,439

RISKS AND UNCERTAINTIES

Each of the following risks, together with other information contained in this management discussion and analysis should be considered in evaluating Geac and its businesses.

GEAC IN THE PAST HAS HAD LOSSES AND MAY NOT MAINTAIN ITS CURRENT PROFITABILITY IN THE FUTURE. THE TRADING PRICE OF GEAC COMMON SHARES MAY FALL IF GEAC FAILS TO MAINTAIN PROFITABILITY OR GENERATE SUFFICIENT CASH FROM OPERATIONS.

         Geac generated net income of` $50.3 million in FY 2003 and $52.5 million in FY 2002. However, Geac incurred net losses of $255.8 million in FY 2001. As a result of losses, Geac had an accumulated deficit of $46.4 million at April 30, 2003. As Geac grows its business, Geac expects operating expenses and capital expenditures to increase correspondingly, and as a result, Geac will need to generate significant revenue to maintain profitability. Geac may not be able to sustain or to increase profitability or cash flows from operations on a quarterly or annual basis in the future and could incur losses in future periods. If Geac's revenues continue to decline as they have in each of its two most recent fiscal years, its operating results could be seriously impaired because many of its expenses are fixed and cannot be easily or quickly reduced. A failure to maintain profitability could materially and adversely affect Geac's business.

         Geac recorded goodwill impairment and net restructuring and other unusual items of $21.9 million in FY 2003 and $26.7 million in FY 2002, related to significant write-downs of goodwill and intangible assets, as well as to restructuring efforts intended to reduce costs and more efficiently organize Geac's operations.

         Geac periodically reviews the value of acquired intangibles and goodwill to determine whether any impairment exists and could write-down a portion of its intangible assets and goodwill as part of any such future review. Geac also periodically reviews opportunities to more efficiently organize its operations, and may record further restructuring charges in connection with any such reorganization. Any write down of intangible assets or goodwill or restructuring charges in the future could materially and adversely affect Geac's results of operations.

GEAC'S REVENUES AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER, AND THE TRADING PRICE OF THE GEAC COMMON SHARES COULD FALL IF ITS REVENUES OR OPERATING RESULTS ARE BELOW THE EXPECTATIONS OF ANALYSTS OR INVESTORS.

     - Many factors have caused and may in the future cause Geac's revenue and operating results to fluctuate significantly. Some of these factors are:

     - the timing of significant orders, delivery and implementation of our products;

     -   the gain or loss of any significant customer;

     - the number, timing and significance of new product announcements and releases by Geac or its competitors;

     - Geac's ability to acquire or to develop (independently or through strategic relationships with third parties), to introduce and to market new and enhanced versions of its products on a timely basis;

     - possible delays in the shipment of new products and purchasing delays of current products as Geac's

     -   customers anticipate new product releases;

     -   order cancellations and shipment rescheduling or delays;

     - patterns of capital spending and changes in budgeting cycles by Geac's customers;

     -   market acceptance of new and enhanced versions of Geac's products;

     - changes in the pricing and the mix of products and services Geac sells;

     - seasonal variations in Geac's sales cycle (such as lower sales levels typically experienced by its European operations during summer months);

     -   the level of product and price competition;

     -   changes in operating expenses;

     -   exchange rate fluctuations;

     -   the timing of any acquisitions and related costs;

     -   changes in personnel and related costs; and

     -   legal proceedings in the normal course of business.

In addition, Geac expects that a substantial portion of its revenue will continue to be derived from renewals of maintenance contracts from customers of its software applications. These maintenance contracts typically expire on an annual basis, and the timing of cash collections of related revenues varies from quarter to quarter. In addition, Geac's new license revenue and results of operations may fluctuate significantly on a quarterly and annual basis in the future, as a result of a number of factors, many of which are outside of its control. A sale of a new license generally requires a customer to make a purchase decision that involves a significant commitment of capital. As a result, the sales cycle associated with the new license revenue will vary substantially and will be subject to a number of factors, including customers' budgetary constraints, timing of budget cycles and concerns about the pricing or introduction of new products by Geac or its competitors.

If Geac's revenues or operating results fall below the expectations of financial analysts or investors, the trading price of Geac's common shares could fall. As a result of the foregoing factors and the other factors described in this section, Geac believes that period-to-period comparisons of its revenue and operating results are not necessarily meaningful. You should not rely on these comparisons to predict Geac's future performance.

GEAC EXPERIENCES CUSTOMER ATTRITION, WHICH COULD AFFECT ITS REVENUES MORE ADVERSELY THAN GEAC EXPECTS, AND GEAC MAY BE UNABLE TO ADAPT QUICKLY TO SUCH ATTRITION. ANY SIGNIFICANT REDUCTION IN REVENUES AS A RESULT OF ATTRITION MAY RESULT IN A DECREASE IN THE TRADING PRICE OF GEAC'S COMMON SHARES.

         Geac expects that a substantial portion of its revenue will continue to be derived from renewals of annual maintenance contracts with customers of its software applications, and, to a lesser extent, from professional services engagements for these customers. Attrition in Geac's customer base has historically taken place, and continues to take place, when existing customers elect not to renew their maintenance contracts and cease purchasing professional services from Geac. This can occur for a variety of reasons, including a customer's decision to replace Geac's product with that of a competing vendor, to purchase maintenance or consulting services from a third party service provider, or to forgo maintenance altogether. It can also occur when a customer is acquired or ceases operations.

         To date, Geac has experienced relatively predictable and stable customer attrition, and has been able, in part, to replace the revenue lost through attrition with new revenue from maintenance contracts and professional services associated with new license sales and from maintenance contract price increases, as well as from acquisitions. However, any factors that adversely affect the ability of Geac's installed systems to compete with those available from others, such as availability from competitors of products offering more advanced product architecture, superior functionality or performance or lower prices, or factors that reduce demand for Geac's maintenance and professional services, such as intensifying price competition, could lead to increased rates of customer attrition. Should the rate of customer attrition exceed Geac's expectations, Geac may be unable to replace the lost revenue or to reduce its costs sufficiently or in a timely enough fashion to maintain profitability. In such circumstances, higher than expected customer attrition could have a material adverse effect on Geac's business, results of operations, and financial condition.

GEAC MAY BE UNABLE TO REALIZE ITS GROWTH STRATEGY IF IT IS UNABLE TO IDENTIFY OTHER SUITABLE ACQUISITION OPPORTUNITIES.

         Geac believes that its future success depends upon its ability to make additional worthwhile acquisitions to offset the effect of customer attrition, such as its recent acquisitions of Extensity and EBC Informatique. If Geac cannot make additional worthwhile acquisitions, its revenues and stock price will likely decline. Geac cannot be certain that it will be able to identify additional suitable acquisition candidates available for purchase at reasonable prices, to consummate any acquisition, or to successfully integrate any acquired business into its operations. When evaluating an acquisition opportunity, Geac cannot assure you that it will correctly identify the risks and costs inherent in the business that it is acquiring. In addition, to achieve desired growth rates as Geac becomes larger, acquisition candidates are likely to be larger and may include public companies. The acquisition of a public company may involve additional risks, including the potential for lack of recourse against public shareholders for undisclosed material liabilities of the acquired business. If Geac were to proceed with one or more significant future acquisitions in which the consideration consisted of cash, a substantial portion of its available cash resources could be used to consummate the acquisitions.

GEAC'S INABILITY TO SUCCESSFULLY INTEGRATE OTHER BUSINESSES THAT IT ACQUIRES MAY DISRUPT ITS OPERATIONS OR OTHERWISE HAVE A NEGATIVE IMPACT ON ITS BUSINESS.

         Geac made two acquisitions during FY 2003, and no acquisitions during FY 2002. Geac made numerous acquisitions prior to FY 2001, including eleven during FY 2000. Geac is frequently in formal or informal discussions with potential acquisition candidates and may make additional acquisitions of, or large investments in, other businesses that offer products, services, and technologies that Geac believes would complement its products and services. Integration of Geac's completed acquisitions and any future acquisitions involves a number of special risks, including the following: diversion of management's attention from, and disruption of, Geac's on-going business; failure to successfully integrate the personnel, information systems, technology, and operations of the acquired business; failure to maximize the potential financial and strategic benefits of the transaction; failure to realize the expected synergies from businesses that Geac acquires; possible impairment of relationships with employees and customers as a result of any integration of new businesses and management personnel; impairment of assets related to resulting goodwill; reductions in future operating results from amortization of intangible assets; and unanticipated adverse events, circumstances, or legal liabilities associated with the transaction or the acquired business.

         Moreover, mergers or acquisitions of technology companies are generally risky and often fail to deliver the return on investment that acquirers expect. Such failures can result from a number of factors, including the following: rapid changes in technology in the markets in which the combining companies compete, and in demand for their products and services; difficulties in integrating the businesses and personnel of the acquired company; failure to achieve expected revenue or cost synergies; unanticipated costs or liabilities; and other factors. If Geac is unable to integrate future acquisitions successfully, its business and results of operations could be adversely affected.

THE LOSS, CANCELLATION OR DELAY OF ORDERS BY GEAC'S CUSTOMERS COULD HARM ITS BUSINESS.

         The purchase of some of Geac's products, particularly its EAS products, and of its related professional services may involve a significant commitment of resources and costs for Geac's customers. As a result, Geac's sales process involves a lengthy evaluation and product qualification process that may require significant capital expenditures. For these and other reasons, the sales cycle associated with the license of Geac's products, renewal of maintenance agreements, and sale of related professional services varies substantially from contract to contract and customer to customer. The sales cycles for Geac's products vary by product and application, and may range up to a year or more for large, complex installations. Geac may experience delays over which it has no control and which further extend that period. During the process, Geac may devote significant time and resources to a prospective customer, including costs associated with multiple site visits, product demonstrations, and feasibility studies. If Geac is unsuccessful in generating offsetting revenues during these sales cycles, its revenues and earnings could be substantially reduced or it could experience a large loss. Any significant or ongoing failure to ultimately achieve sales as a result of Geac's efforts, or any delays or difficulties in the implementation process for any given customer, could have a negative impact on Geac's revenues and results of operations.

DEMAND FOR GEAC'S PRODUCTS AND SERVICES FLUCTUATES RAPIDLY AND UNPREDICTABLY, WHICH MAKES IT DIFFICULT TO MANAGE GEAC'S BUSINESS EFFICIENTLY AND CAN REDUCE ITS GROSS MARGINS, PROFITABILITY AND MARKET SHARE.

         Geac depends upon the capital spending budgets of its customers. World economic conditions have in the past adversely affected Geac's licensing and maintenance revenue. Geac believes that the continued weakness in its revenues from sales of new licenses of its enterprise applications systems is consistent with the experience of other participants in its industry. If economic or other conditions reduce Geac's customers' capital spending levels, its business, results of operations, and financial condition may be adversely affected. There has been a severe worldwide downturn in information technology spending over the last few years, and any growth in Geac's markets will depend on a general recovery in information technology spending. Growth prospects for Geac's existing businesses are uncertain, with expansion in the industry also being highly dependent on users of enterprise applications systems enhancing their current systems through Web-based applications and new functionality that is complementary to that of their existing systems. Currently, Geac believes that the market for enterprise resource planning software is weak, and it may continue to be weak for the foreseeable future.

         In addition, the purchase and implementation of Geac's products can constitute a major portion of Geac's customers' overall corporate services budget, and the amount customers are willing to invest in acquiring and implementing such products has tended to vary in response to economic or financial crises or other business conditions. Prolongation of the current economic downturn or other difficulty in the economies where Geac licenses its products, including North America, the United Kingdom, and other European countries, could have a material adverse effect on its business, financial position, operating results, or cash flows. In particular, Geac's financial position may be significantly adversely affected by a prolonged recession or economic slowdown in any of the economies where Geac derives a substantial portion of its revenue.

GEAC FACES SIGNIFICANT COMPETITION FROM OTHER PROVIDERS OF ENTERPRISE APPLICATIONS SOFTWARE AND SYSTEMS, WHICH MAY REDUCE ITS MARKET SHARE OR LIMIT THE PRICES IT CAN CHARGE FOR ITS SYSTEMS AND SERVICES.

         The enterprise resource planning market in which Geac competes is maturing and is deeply penetrated by large independent software suppliers, such as SAP, Oracle, and PeopleSoft, and a large number of other suppliers that sell to small and mid-sized customers. As a result, competition is intense, and significant pricing pressure exists. The intensity of this competition increases as demand for products and services, such as those offered by Geac, weakens. To maintain and to improve its competitive position, Geac must continue to develop and to introduce, in a timely and cost effective manner, new products, product features, and services. In addition, Geac expects that a substantial portion of its revenue will continue to be derived from renewals of annual maintenance contracts with customers of its software applications. Although Geac has experienced relatively stable and predictable attrition relating to these contracts, increased competition could significantly reduce the need for its maintenance services, as customers could either decide to replace Geac's software applications with a competitor's applications or to enter into a maintenance contract with a third party to service its software.

         Geac anticipates additional competition as other established and emerging companies enter the market for its products and as new products and technologies are introduced. For example, companies that historically have not competed in the enterprise resource planning systems market could introduce new enterprise applications based on newer product architectures that could provide for functionality similar to that of Geac's products that are based on older technology. In addition, current and potential competitors may make strategic acquisitions or establish co-operative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of Geac's prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. This competition could result in price reductions, fewer customer orders, reduced gross margins, and loss of market share. In addition, variances or slowdowns in Geac's new licensing revenue may negatively impact its current and future revenue from services and maintenance, since such services and maintenance revenues typically depend on new license sales.

GEAC'S COMPETITORS MAY HAVE ADVANTAGES OVER GEAC THAT MAY INHIBIT ITS ABILITY TO COMPETE EFFECTIVELY.

         Many of Geac's competitors and potential competitors have significantly greater financial, technical, marketing, and other resources, greater name recognition, and a larger installed base of customers than does Geac. The products of some of Geac's competitors are based on more advanced product architectures or offer performance advantages compared with Geac's more mature EAS products. Geac's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or may devote greater resources to the development, promotion, and sale of their products than Geac is able to do. Many competitive factors affect the market for Geac's products and its ability to earn maintenance, professional services and new license revenue. Some of these factors are: vendor and product reputation; expertise and experience in implementing products in a particular customer's industry sector; cost of ownership; ease and speed of implementation; customer support; product architecture, quality, price and performance; product performance attributes, such as flexibility, scalability, compatibility, functionality and ease of use; and vendor financial stability. Geac's inability to compete effectively based on any of the foregoing factors could have a material adverse effect on its business, results of operations and financial condition. Not all of Geac's existing products compete equally well with respect to each of these factors. To the extent that Geac concludes that one or more of its existing products is unable to compete effectively, it may reduce the amount of product development, sales and marketing and other resources that it devotes to that product, which could result in customer dissatisfaction and a more rapid than anticipated rate of customer attrition and decline in revenues from that product, each of which could have a material adverse effect on Geac's business, results of operations, and financial condition.

GEAC'S BUSINESS MAY BE IMPACTED BY THE RECENT CONSOLIDATION TREND IN THE SOFTWARE INDUSTRY.

         There is a recent trend in the software industry generally and the enterprise resource planning segment specifically towards the consolidation of the participants within the industry and between segments. This trend may continue and could result in fewer participants in each segment, some of whom may have greater economic resources, broader geographic scope, a broader range of products and better overall positioning than Geac. As a result of this consolidation trend and the fact that there may be fewer participants in the industry or each segment, competition may increase and pricing pressure on Geac's products may intensify. Industry participants with a broader range of product offerings may be better able to meet customers' needs and win new business. In addition, as a result of this trend, customers' buying patterns may be impacted. The uncertainty in the market created by this trend may cause customers to postpone or delay their buying decisions until the uncertainty regarding this consolidation trend is reduced. Geac believes that, to the extent it is unable to capitalize on this consolidation trend, it could have a material adverse effect on its business, financial position, operating results or cash flows.

GEAC'S RAPID GROWTH THROUGH ACQUISITIONS HAS PLACED SIGNIFICANT DEMANDS ON GEAC'S MANAGEMENT RESOURCES AND OPERATIONAL INFRASTRUCTURE. ANY FAILURE TO MANAGE GROWTH EFFECTIVELY MAY LEAD TO A DISRUPTION IN GEAC'S OPERATIONS AND A RESULTING DECLINE IN PROFITABILITY.

         In recent years, Geac has experienced substantial growth, primarily through acquisitions, which have significantly expanded its operations. Geac has made 32 acquisitions between May 1, 1996, and April 30, 2003, and plans to continue to make acquisitions in the future. This growth and expansion have placed, and will continue to place, a significant demand on Geac's management resources. To manage growth effectively, Geac must maintain a high level of quality, efficiency and performance and must continue to enhance its operational, financial, and management systems and to attract, to train, to motivate and to manage employees. Geac may not be able to effectively manage this expansion, and any failure to do so could lead to a disruption in Geac's business, a loss of customers and revenue, and increased expenses. Any such decline in profitability could lessen the trading price of the Geac common shares.

POTENTIAL DIVESTITURES MAY REDUCE REVENUES IN THE SHORT TERM AND CREATE UNCERTAINTY AMONG GEAC EMPLOYEES, CUSTOMERS AND POTENTIAL CUSTOMERS, WHICH COULD HARM GEAC'S BUSINESS.

         Geac has in the past divested, and may in the future consider divesting certain portions of its business. Any divestitures would result in a short-term reduction in revenue and could harm Geac's results of operations if it were not able to reduce expenses accordingly or to generate offsetting sources of revenue. To the extent that its consideration of these potential divestitures became known prior to its completion, Geac could face the risk, among others, that customers and potential customers of the business division in question might be reluctant to purchase Geac's products and services during this period. In addition, Geac might face the risk that it may be unable to retain qualified personnel within that business division during this period. These risks could prevent Geac from successfully completing on favourable terms, or at all, divestitures that would otherwise be beneficial to Geac and may in the process weaken business divisions subject to consideration for divestiture that are not, in fact, divested. Any of these events could result in a loss of customers, revenues, and employees and could harm Geac's results of operations.

GEAC'S INTERNATIONAL OPERATIONS EXPOSE GEAC TO ADDITIONAL RISKS, INCLUDING CURRENCY-RELATED RISK.

         Geac is subject to risks of doing business internationally, including fluctuations in currency exchange rates, increases in duty rates, difficulties in obtaining export licenses, difficulties in the enforcement of intellectual property rights and political uncertainties. Geac derived more than 95 percent of its total revenue from sales outside Canada in each of FY 2002 and FY 2003. Geac's most significant international operations are in the United States, the United Kingdom, and France which are the only countries in which Geac's revenues constituted more than 10 percent of its total worldwide revenues during FY 2002 and FY 2003. Historically, Geac's Canadian sales and expenses have been denominated in Canadian dollars, and Geac's non-Canadian sales and expenses have been denominated in the currencies of 21 other jurisdictions. Geac has not to date used forward, exchange contracts to hedge exposures denominated in non-Canadian currencies or use any other derivative financial instrument for trading, hedging, or speculative purposes.

         To the extent that Geac makes sales denominated in currencies other than Canadian dollars, gains and losses on the conversion of such sales to Canadian dollars may, in the future, contribute to fluctuations in Geac's business and operating results. In addition, fluctuations in exchange rates could affect the demand for Geac's products. Additional risks Geac faces in conducting business internationally include the following: longer payment cycles, difficulties in managing international operations, including constraints associated with local laws regarding employment, problems in collecting accounts receivable, complex international tax compliance requirements, and the adverse effects of tariffs, duties, price controls or other restrictions that impair trade.

SEASONAL TRENDS IN SALES OF GEAC'S SOFTWARE PRODUCTS MAY RESULT IN PERIODIC REDUCTIONS IN GEAC'S CASH FLOW AND IMPAIRMENT OF ITS OPERATING RESULTS.

         Seasonality in Geac's business could result in its revenues or cash flow in a given period being less than market estimates. Seasonality could also result in quarter-to-quarter decreases in Geac's revenues or cash flow. Geac's revenues and operating results in its January quarter have tended to benefit from customer spending related to calendar year end budget cycles. In FY 2003, approximately 40 percent of Geac's maintenance contracts were scheduled for renewal on a calendar year basis. Accordingly, cash receipts from maintenance contract renewals are highest in the January quarter and lowest in the July and October quarters. These historical patterns may change over time, however, particularly as Geac's operations become larger and the sources of its revenue change and become more diverse. Geac's European operations have expanded significantly in recent years and may experience variability in demand associated with seasonal buying patterns in these foreign markets. For example, Geac's July and October quarters typically experience reduced sales and cash collections activity, in part, due to the European summer holiday season.

IMPACT OF GEOPOLITICAL AND OTHER WORLD OR LOCAL EVENTS MAY HAVE A SIGNIFICANT EFFECT ON GEAC'S OPERATIONS.

         Various events, including natural disasters, extreme weather conditions, labour disputes, civil unrest, war and political instability, terrorism, and contagious illness outbreaks, or the perceived threat of these events, may cause a disruption of Geac's normal operations and may disrupt the domestic and international travel of its sales and other personnel. In addition to the general uncertainty that these events or the perceived threat of these events could have on the market for Geac's products, the ability of Geac's personnel, including maintenance and sales personnel, to travel to visit customers or potential customers may be affected. The sales cycle for Geac's products includes a period of education for potential customers on the use and benefits of Geac's products and services, as well as the integration of Geac's products and services with additional applications utilized by individual customers. Any disruption in the ability of Geac personnel to travel could have a material and adverse impact on Geac's ability to complete this process and to service these customers, which could, in turn, have a material adverse effect on Geac's business, results of operations, and financial condition. In addition, these events or the perceived threat of these events may require Geac to reorganize its day-to-day operations to minimize the risks associated with these events. The costs associated with the reorganization of Geac's day-to-day operation, even on a short-term basis, could also have a material adverse effect on Geac's business, results of operations, and financial condition.

IF GEAC CANNOT ATTRACT AND RETAIN QUALIFIED SALES PERSONNEL, CUSTOMER SERVICE PERSONNEL, AND SOFTWARE DEVELOPERS, GEAC MAY NOT BE ABLE TO SELL AND TO SUPPORT ITS EXISTING PRODUCTS OR TO DEVELOP NEW PRODUCTS.

         Geac depends on key technical, sales, and senior management personnel. Many of these individuals would be difficult to replace if they were to leave Geac's employment. In addition, Geac's success is highly dependent on its continuing ability to identify, to hire, to train, to assimilate, to motivate, and to retain highly qualified personnel, including recently hired officers and other employees. Competition for qualified employees is particularly intense in the technology industry, and Geac has in the past experienced difficulty recruiting qualified employees. Geac's failure to attract and to retain the necessary qualified personnel could seriously harm its operating results and financial condition.

         Geac's future growth depends, in part, upon its ability to develop new products and to improve existing products. Geac's ability to develop new products and services and to enhance its existing products and services will depend, in part, on its ability to recruit and to retain top quality software programmers. If Geac is unable to hire and to retain sufficient numbers of qualified programming personnel, it may not be able to develop new products and services or to improve its existing products and services in the time frame necessary to execute its business plan.

GEAC'S EXECUTIVE OFFICERS ARE CRITICAL TO ITS BUSINESS, AND THESE OFFICERS MAY NOT REMAIN WITH GEAC IN THE FUTURE.

         Geac's future success largely depends on the continued efforts and abilities of its executive officers. Their skills, experience, and industry contacts significantly benefit Geac. Although Geac has employment and noncompetition agreements with Paul Birch, Geac's President and Chief Executive Officer; Arthur Gitajn, Geac's Chief Financial Officer; James Travers, President, Geac Americas; Timothy Wright, Geac's Chief Technology Officer; Joyce Koenig, Vice President, Strategic Financial Analysis; John L. Sherry, Senior Vice President, Marketing and Strategic Alliances; and Bertrand Sciard, Geac's Managing Director, Geac Enterprise Solutions, Europe and Asia, it cannot assure you that they will all choose to remain employed by Geac. If Geac loses the services of one or more of its executive officers, or if one or more of them decide to join a competitor or otherwise compete directly or indirectly with Geac, Geac's business, operating results, and financial condition could be harmed. Geac does not maintain key-man life insurance on any of its employees.

THE MARKET FOR GEAC'S SOFTWARE PRODUCTS IS CHARACTERIZED BY RAPID TECHNOLOGICAL ADVANCES, AND GEAC MUST CONTINUALLY IMPROVE ITS TECHNOLOGY TO REMAIN COMPETITIVE.

         Rapid technological change and frequent new product introductions and enhancements characterize the enterprise solutions software industry. Geac's current and potential customers increasingly require greater levels of functionality and more sophisticated product offerings. In addition, the life cycles of Geac's products are difficult to estimate. Accordingly, Geac believes that its future success depends upon its ability to enhance current products and to develop and to introduce new products offering enhanced performance and functionality at competitive prices in a timely manner, and on Geac's ability to enable its products to work in conjunction with other products from other suppliers that Geac's customers may utilize. Geac's failure to develop and to introduce or to enhance products in a timely manner could have a material adverse effect on its business, results of operations, and financial condition. Geac may be unable to respond on a timely basis to the changing needs of its customer base, and the new applications Geac designs for its customers may prove to be ineffective. Geac's ability to compete successfully will depend in large measure on its ability to be among the first to market with effective new products or services, to maintain a technically competent research and development staff, and to adapt to technological changes and advances in the industry, including providing for the continued compatibility of Geac's software products with evolving computer hardware and software platforms and operating environments. Geac cannot assure you that it will be successful in these efforts. In addition, competitive or technological developments may require Geac to make substantial, unanticipated investments in new products and technologies, and Geac may not have sufficient resources to make these investments. If Geac were required to expend substantial resources to respond to specific technological or product changes, its operating results would be adversely affected.

GEAC MAY BE UNABLE TO DEVELOP AND TO MAINTAIN COLLABORATIVE DEVELOPMENT AND MARKETING RELATIONSHIPS, WHICH COULD RESULT IN A DECLINE IN REVENUES OR SLOWER THAN ANTICIPATED GROWTH RATES.

         A key element of Geac's business strategy is the formation of collaborative relationships with other leading companies. Geac believes that its success will depend, in part, on its ability to maintain these relationships and to cultivate additional corporate alliances with such companies. Geac cannot assure you that its historical collaborative relationships will be commercially successful, that it will be able to negotiate additional collaborative relationships, that such additional collaborative relationships will be available to Geac on acceptable terms, or that any such relationships, if established, will be commercially successful. In addition, Geac cannot assure you that parties with whom Geac has established, or will establish, collaborative relationships will not, either directly or in collaboration with others, pursue alternative technologies or develop alternative products in addition to, or instead of, Geac's products or experience financial or other difficulties that lessen their value to Geac and to its customers. Geac's financial condition or results of operations may be adversely affected by a failure on the part of Geac or these third parties to establish and maintain collaborative relationships.

GEAC MAY BECOME INCREASINGLY DEPENDENT ON THIRD PARTY SOFTWARE INCORPORATED IN ITS PRODUCTS, AND, IF SO, IMPAIRED RELATIONS WITH THESE THIRD PARTIES, ERRORS IN THIRD-PARTY SOFTWARE, OR INABILITY TO ENHANCE THE SOFTWARE OVER TIME COULD HARM GEAC'S BUSINESS.

         Geac incorporates third party software into its products. Currently, the third-party software Geac uses includes several products from IBM, including Websphere Application Server, Websphere Commerce Suite, HACP, and MQSeries. Other third-party software incorporated by Geac in its products includes Cognos Powerplay and Impromptu, FRx Professional Edition and Enterprise Edition, NetManage Rumba, Applix iSales, Jacada, Brio Brio.Report, Rogue Wave Software Tools.h++, FileNET Panagon, Captaris RightFax, Microsoft Clearlead, Microsoft.net, application server software licensed from BEA Systems, off-line database software from Pointbase, off-line client server software from Pumatech, synchronization software from Aether Systems, reporting software from Business Objects, and Java Web Start from Sun Microsystems. Geac may incorporate additional third party software into its products as it expands its product lines. The operation of Geac's products would be impaired if errors occur in the third-party software that it licenses. It may be more difficult for Geac to correct any errors in third-party software because the software is not within its control. Accordingly, Geac's business would be adversely affected in the event of any errors in this software. Furthermore, it may be difficult for Geac to replace any third-party software if a vendor seeks to terminate its license to the software.

GEAC MAY BE UNABLE TO PROTECT ITS PROPRIETARY TECHNOLOGY AND THAT OF OTHER COMPANIES GEAC MAY ACQUIRE, WHICH COULD HARM GEAC'S COMPETITIVE POSITION.

         Geac has relied, and expects to continue to rely, on a combination of copyright, trademark and trade secret laws, confidentiality procedures, and contractual provisions to establish, to maintain, and to protect its proprietary rights. Despite Geac's efforts to protect its proprietary rights in its intellectual property and that of other companies Geac may acquire, unauthorized parties may attempt to copy aspects of its products or to obtain information it regards as proprietary. Policing unauthorized use of Geac's technology, if required, may be difficult, time consuming, and costly. Geac's means of protecting its technology may be inadequate.

         Third parties may apply for patent protection for processes that are the same as or similar to Geac's processes or for products that use the same or similar processes as Geac's products. Despite Geac's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its products or services or to obtain and to use information that Geac regards as proprietary. Third parties may also independently develop similar or superior technology without violating Geac's proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent as do the laws of Canada and the United States.

         Geac believes that trademark protection is an important factor in establishing product recognition. Geac's inability to protect its trademarks from infringement could result in injury to any goodwill, which may be developed in its trademarks. Moreover, Geac may be unable to use one or more of its trademarks because of successful third-party claims.

         Claims of infringement are becoming increasingly common as the software industry develops and legal protections, including patents, are applied to software products. Although Geac believes that its products and technology do not infringe proprietary rights of others, litigation may be necessary to protect Geac's proprietary technology, and third parties may assert infringement claims against Geac with respect to their proprietary rights. Any claims or litigation can be time consuming and expensive regardless of their merit. Infringement claims against Geac could cause product release delays, require Geac to redesign its products or to enter into royalty or license agreements, which agreements may not be available on terms acceptable to Geac, or at all.

PRODUCT DEVELOPMENT DELAYS COULD HARM GEAC'S COMPETITIVE POSITION AND REDUCE ITS REVENUES.

         If Geac experiences significant delays in releasing new or enhanced products, its position in the market could be harmed and its revenue could be substantially reduced, which would adversely affect Geac's operating results. Geac has experienced product development delays in the past and may experience delays in the future. In particular, Geac may experience product development delays associated with the integration of recently acquired products and technologies. Delays may occur for many reasons, including an inability to hire a sufficient number of developers, discovery of bugs and errors, or the inability of Geac's current or future products to conform to customer and industry requirements.

         The market for certain of Geac's employee relationship management software applications and services, acquired in its Extensity acquisition, is at an early stage of development. The success of Geac in this market will depend, in part, upon the continued development of this market and the increasing acceptance by customers of the benefits to be provided by employee relationship management applications and services. In addition, as the market evolves, it is unclear whether the market will accept Geac's suite of applications as a preferred solution for employee relationship management needs. Accordingly, these products and services may not achieve significant market acceptance or realize significant revenue growth. Unless a critical mass of organizations and their suppliers use these solutions and recommend them to new customers, these solutions may not achieve widespread market acceptance.

GEAC'S SOFTWARE PRODUCTS MAY CONTAIN ERRORS OR DEFECTS THAT COULD RESULT IN LOST REVENUE, DELAYED OR LIMITED MARKET ACCEPTANCE, OR PRODUCT LIABILITY CLAIMS WITH SUBSTANTIAL LITIGATION COSTS.

         As a result of their complexity, software products may contain undetected errors or failures when entering the market. Despite testing by Geac and testing and use by current and potential customers, defects and errors may be found in new products after commencement of commercial shipments or the offering of a network service using these products. In these circumstances, Geac may be unable to successfully correct the errors in a timely manner or at all. The occurrence of errors and failures in Geac's products could result in negative publicity and a loss of, or delay in, market acceptance of those products, which could reduce revenue from new licenses and lead to increased customer attrition. Alleviating these errors and failures could require significant expenditure of capital and other resources by Geac. The consequences of these errors and failures could have a material adverse effect on Geac's business, results of operations, and financial condition.

         Because many of Geac's customers use its products for business-critical applications, any errors, defects, or other performance problems could result in financial or other damage to Geac's customers and could significantly impair their operations. Geac's customers or other third parties could seek to recover damages from Geac in the event of actual or alleged failures of Geac's products or the provision of services. Geac has in the past been, and may in the future continue to be, subject to these kinds of claims. Although Geac's license agreements with customers typically contain provisions designed to limit its exposure to potential claims, as well as any liabilities arising from these claims, the provisions may not effectively protect against these claims and the liability and associated costs. Accordingly, any such claim could have a material adverse effect upon Geac's business, results of operations, and financial condition. In addition, defending this kind of claim, regardless of its merits, or otherwise satisfying affected customers, could entail substantial expense and require the devotion of significant time and attention by key management personnel.

THE HOSTING SERVICES OF GEAC'S APPCARE SERVICE, EXTENSITY PRODUCTS, AND INTEREALTY SUBSIDIARY ARE DEPENDENT ON THE UNINTERRUPTED OPERATION OF ITS DATA CENTERS. ANY UNEXPECTED INTERRUPTION IN THE OPERATION OF ITS DATA CENTERS COULD RESULT IN CUSTOMER DISSATISFACTION AND A LOSS OF REVENUES.

         The hosting services offered by Geac's AppCare remote application management service, Extensity products, and Interealty subsidiary are each dependent on the uninterrupted operation of Geac's data centers and on Geac's ability to protect computer equipment and information stored in its data centers against damage that may be caused by natural disaster, fire, power loss, telecommunications or internet failure, unauthorized intrusion, computer viruses and other similar damaging events. If any of Geac's data centers were to become inoperable for an extended period Geac might be unable to provide its customers with contracted services. Although Geac takes what it believes to be reasonable precautions against such occurrences, Geac can give no assurance that damaging events such as these will not result in a prolonged interruption of its services, which could result in customer dissatisfaction, loss of revenue and damage to Geac's business.

         In addition, if customers determine that Geac's hosted product is not scalable, does not provide adequate security for the dissemination of information over the Internet, or is otherwise inadequate for Internet-based use, or if for any other reason customers fail to accept Geac's hosted products for use on the Internet or on a subscription basis, Geac's business will be harmed. As a provider of hosted services, Geac expects to receive confidential information, including credit card, travel booking, employee, purchasing, supplier, and other financial and accounting data, through the Internet. There can be no assurance that this information will not be subject to computer break-ins, theft, and other improper activity that could jeopardize the security of information for which Geac is responsible. Any such lapse in security could expose Geac to litigation, loss of customers, or otherwise harm Geac's business. In addition, any person who is able to circumvent Geac's security measures could misappropriate proprietary or confidential customer information or cause interruptions in Geac's operations. Geac may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Additionally, in the past, computer viruses and software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses could be introduced into Geac's systems or those of its customers or suppliers, which could disrupt Geac's software solutions or make them inaccessible to customers or suppliers. Further, a well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information. Geac's failure to prevent security breaches, or well-publicized security breaches affecting the Internet in general could significantly harm its business, operating results and financial condition.

         As Internet commerce evolves, Geac expects that federal, provincial, state or foreign agencies will adopt regulations covering issues, such as user privacy, pricing, taxation of goods and services provided over the Internet, and content and quality of products and services. It is possible that legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease its acceptance as a communications and commercial medium. If enacted, these laws, rules or regulations could limit the market for Geac's products and services.

GEAC'S SHAREHOLDER PROTECTION RIGHTS PLAN MAY DISCOURAGE TAKE-OVER ATTEMPTS OR MAKE IT LESS LIKELY THAT STOCKHOLDERS WILL RECEIVE A PREMIUM FOR ANY GEAC COMMON SHARES IN CONNECTION WITH A FUTURE ACQUISITION OF GEAC.

         Geac has adopted a shareholder protection rights plan, which authorizes the issuance of one right for each Geac common share. The rights represent the right to purchase, subject to the terms and conditions of the Rights Plan, Geac common shares that would have the effect of diluting the interests of potential acquirers. The Rights Plan may have an anti-take-over effect and discourage take-over attempts not first approved by Geac's board of directors. This may make it harder for you to receive a premium for any Geac common shares in connection with a future acquisition of Geac. The rights plan may also assist the board of directors in maximizing shareholder value in the event of a take-over attempt.

GEAC'S ACQUIRED SUBSIDIARY, EXTENSITY, IS THE TARGET OF A SECURITIES CLASS ACTION COMPLAINT, WHICH MAY RESULT IN SUBSTANTIAL COSTS AND DIVERT MANAGEMENT ATTENTION AND RESOURCES.

         In November 2001, Extensity and certain of its officers and directors, were named as defendants in a class action stock broker complaint filed in the United States District Court for the Southern District of New York now captioned "In Re Extensity Inc., Initial Public Offering Securities Litigation." In the complaint, the plaintiffs alleged that Extensity, certain of its officers and directors and the underwriters of its initial public offering ("IPO") violated the federal securities laws of the United States because Extensity's IPO registration statement and prospectus contained untrue statements of material fact or omitted material facts regarding the compensation to be received by, and the stock allocation practices of, the IPO underwriters. The plaintiffs seek an order declaring the action to be a class action, as well as unspecified damages, prejudgment and postjudgment interest, attorneys' fees and costs, and such other and further relief as the Court may deem just and proper. This action may divert the efforts and attention of Geac's management and, if determined adversely, could have a material impact on Geac's business, financial position, results of operations and cash flows.

June 24, 2003

MANAGEMENT'S REPORT

The consolidated financial statements and other financial information therein were prepared by the management of Geac Computer Corporation Limited, reviewed by the Audit Committee and approved by the Board of Directors.

Management is responsible for the consolidated financial statements and believes that they present fairly the Company's financial condition and results of operations in conformity with Canadian generally accepted accounting principles. Management has included in the Company's consolidated financial statements amounts based on estimates and judgments that it believes are reasonable under the circumstances.

To discharge its responsibilities for financial reporting and safeguarding of assets, management has established systems of internal accounting control that it believes provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of consolidated financial statements. Consistent with the concept of reasonable assurance, the Company recognizes that the cost of maintaining these controls should not exceed their expected benefits. Management further seeks to assure the quality of the financial records through careful selection and training of personnel, and through the adoption and communication of financial and other relevant policies.

The shareholders have appointed PricewaterhouseCoopers LLP to audit the consolidated financial statements. Their report outlines the scope of their examination and their opinion.

Paul D. Birch                                            Arthur Gitajn
President and Chief Executive Officer                    Chief Financial Officer

AUDITOR'S REPORT

To the Board of Directors and Shareholders of Geac Computer Corporation Limited

We have audited the consolidated balance sheets of Geac Computer Corporation Limited as at April 30, 2003 and 2002 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the two-year period ended April 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the two-year period ended April 30, 2003 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants
Toronto, Ontario
June 18, 2003, except as to Note 23 which is as of June 23, 2003

CONSOLIDATED BALANCE SHEETS

                                                                                                    As at April 30,
----------------------------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars)                                                                 2003         2002
----------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                           $            $
Current assets
     Cash and cash equivalents                                                                    128,755      115,449
     Restricted cash and cash equivalents (note 2)                                                     --        4,769
     Accounts receivable and other (note 3)                                                        78,443       78,367
     Unbilled receivables                                                                           9,893        7,607
     Future income taxes (note 18)                                                                 23,277       20,508
     Inventory (note 4)                                                                             1,128        2,119
     Prepaid expenses                                                                              17,056       16,016
----------------------------------------------------------------------------------------------------------------------
                                                                                                  258,552      244,835

Restricted cash and cash equivalents (note 2)                                                       3,433          451
Future income taxes (note 18)                                                                      32,982       58,073
Property, plant and equipment (note 5)                                                             36,768       47,679
Intangible assets (note 6)                                                                         16,013          424
Goodwill (note 7)                                                                                 128,137      126,867
----------------------------------------------------------------------------------------------------------------------
                                                                                                  475,885      478,329
======================================================================================================================
LIABILITIES
Current liabilities
     Accounts payable and accrued liabilities (note 8)                                            136,152      170,309
     Income taxes payable                                                                          44,602       44,596
     Current portion of long-term debt (note 11)                                                    1,050        1,987
     Deferred revenue                                                                             171,929      187,301
----------------------------------------------------------------------------------------------------------------------
                                                                                                  353,733      404,193

     Deferred revenue                                                                               3,857       10,679
     Long-term debt (note 11)                                                                       8,058        9,954
----------------------------------------------------------------------------------------------------------------------
                                                                                                  365,648      424,826
----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share capital
     Preference shares; no par value; unlimited shares authorized; none issued or outstanding          --           --
     Common shares; no par value; unlimited shares authorized
     Issued and outstanding 84,136,490 (2002 - 78,144,608)                                        170,117      154,420
Options                                                                                               240           --
Purchase warrants                                                                                      --        1,750
Deficit                                                                                           (46,400)     (96,673)
Cumulative foreign exchange translation adjustment                                                (13,720)      (5,994)
----------------------------------------------------------------------------------------------------------------------
                                                                                                  110,237       53,503
----------------------------------------------------------------------------------------------------------------------
                                                                                                  475,885      478,329
======================================================================================================================

Commitments and contingencies (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

CHARLES S. JONES                                              ROBERT L. SILLCOX
Chairman                                            Chair of the Audit Committee

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               Years ended April 30,
----------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars, except share and per share data)              2003         2002
----------------------------------------------------------------------------------------------------
REVENUES                                                                       $            $
     Software                                                                    75,702       83,718
     Support and services                                                       500,697      580,860
     Hardware                                                                    47,268       51,956
----------------------------------------------------------------------------------------------------
Total revenues                                                                  623,667      716,534
----------------------------------------------------------------------------------------------------
COST OF REVENUES
     Software                                                                    10,032       11,429
     Support and services                                                       217,112      273,180
     Hardware                                                                    39,961       42,022
----------------------------------------------------------------------------------------------------
Total cost of revenues                                                          267,105      326,631
----------------------------------------------------------------------------------------------------
Gross profit                                                                    356,562      389,903
----------------------------------------------------------------------------------------------------
OPERATING EXPENSES
     Sales and marketing                                                         90,199       93,173
     Product development (note 9)                                                68,256       92,792
     General and administrative                                                  89,645       88,119
     Net restructuring and other unusual items (note 17)                          5,164       26,736
     Goodwill impairment (note 7)                                                16,785           --
     Amortization of intangible assets                                            1,633        1,738
----------------------------------------------------------------------------------------------------
                                                                                271,682      302,558
----------------------------------------------------------------------------------------------------
Income from operations                                                           84,880       87,345
----------------------------------------------------------------------------------------------------
     Interest income                                                              2,037        1,900
     Interest expense                                                              (743)      (3,521)
     Other income (expense), net                                                 (2,553)         933
----------------------------------------------------------------------------------------------------
                                                                                 (1,259)        (688)
----------------------------------------------------------------------------------------------------
Income from operations before income taxes                                       83,621       86,657
Income taxes (note 18)                                                           33,348       34,110
----------------------------------------------------------------------------------------------------
Net income                                                                       50,273       52,547
----------------------------------------------------------------------------------------------------
Basic net income per share                                                         0.63         0.72
----------------------------------------------------------------------------------------------------
Diluted net income per share                                                       0.62         0.69
----------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding ('000s) (note 15)
     Basic                                                                       80,152       73,130
     Diluted                                                                     81,695       75,784
====================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands of Canadian dollars)                                                            Years ended April 30, 2003 and 2002
                                                                                                         Cumulative
                                                                                                          foreign
                                               Share Capital                                              exchange       Total
                                      -----------------------------  Special      Purchase              translation  shareholders'
                                       Shares    Amount    Options   warrants     warrants   Deficit     adjustment    equity
----------------------------------------------------------------------------------------------------------------------------------
                                    (thousands) $          $         $            $          $          $            $
BALANCE - APRIL 30, 2001
     AS REPORTED                        62,031   113,113         --        --           --   (140,960)      (8,132)     (35,979)
Adoption of new accounting
     pronouncements (note 2)                --        --         --        --           --     (8,260)       8,260           --
-------------------------------------------------------------------------------------------------------------------------------
BALANCE - APRIL 30, 2001
     AS RESTATED                        62,031   113,113         --        --           --   (149,220)         128      (35,979)
Issued for cash                          6,114    25,172         --    17,885           --         --           --       43,057
Exercise of special warrants            10,000    16,135         --   (17,885)       1,750         --           --           --
Net income                                  --        --         --        --           --     52,547           --       52,547
Foreign exchange translation
     adjustment                             --        --         --        --           --         --       (6,122)      (6,122)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE - APRIL 30, 2002                78,145   154,420         --        --        1,750    (96,673)      (5,994)      53,503
Issued for cash (note 13)                   58       197         --        --           --         --           --          197
Exercise of purchase
     warrants (note 13)                  5,000    15,500         --        --       (1,750)        --           --       13,750
Issued in exchange for shares
     of acquired company (note 13)         933        --         --        --           --         --           --           --
Option value resulting from
     acquisition (note 13)                  --        --        240        --           --         --           --          240
Net income                                  --        --         --        --           --     50,273           --       50,273
Foreign exchange translation
     adjustment                             --        --         --        --           --         --       (7,726)      (7,726)
-------------------------------------------------------------------------------------------------------------------------------
BALANCE - APRIL 30, 2003                84,136   170,117        240        --           --    (46,400)     (13,720)     110,237
===============================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             Years ended April 30,
--------------------------------------------------------------------------------------------------
(in thousands of Canadian dollars)                                             2003         2002
--------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)                                                   $            $
Operating activities
Net income for the year                                                        50,273       52,547
Adjusted for items not involving cash:
     Amortization of intangible assets                                          1,633        1,738
     Amortization of property, plant and equipment                             15,904       18,058
     Goodwill impairment                                                       16,785           --
     Write-down of other assets                                                    --        2,668
     Write-down of property, plant and equipment                                   --        5,065
     Future income tax expense                                                 25,648       13,939
     Reversal of accrued liabilities and other provisions                      (7,750)     (20,963)
     Gain on divestiture of operations                                             --       (5,256)
     Other                                                                       (744)          47
Change in non-cash working capital excluding deferred revenue (note 22)       (38,602)      60,021
Change in deferred revenue                                                    (19,984)     (44,991)
--------------------------------------------------------------------------------------------------
                                                                               43,163       82,873
--------------------------------------------------------------------------------------------------
Investing activities
     Acquisitions less cash acquired (note 20)                                (33,660)          --
     Proceeds from divestiture of operations less cash divested (note 21)          --        1,626
     Net additions to property, plant and equipment                            (2,651)      (5,529)
     Additions to other assets                                                     --       (3,130)
     Change in restricted cash and cash equivalents                             1,787          815
--------------------------------------------------------------------------------------------------
                                                                              (34,524)      (6,218)
--------------------------------------------------------------------------------------------------
Financing activities
     Issue of common shares and special warrants                               13,947       43,057
     Decrease in bank indebtedness                                                 --      (39,489)
     (Repayment)/issuance of long-term debt                                    (3,759)       1,651
--------------------------------------------------------------------------------------------------
                                                                               10,188        5,219
--------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                   (5,521)        (102)
--------------------------------------------------------------------------------------------------
Cash and cash equivalents
     Net increase in cash and cash equivalents                                 13,306       81,772
     Cash and cash equivalents - Beginning of year                            115,449       33,677
--------------------------------------------------------------------------------------------------
Cash and cash equivalents - End of year                                       128,755      115,449
==================================================================================================

Supplemental cash flows disclosure (note 22)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED STATEMENTS (April 30, 2003 and 2002)

(Amounts in thousands of Canadian dollars, except share and per share data and as otherwise noted)

1. NATURE OF OPERATIONS

Geac Computer Corporation Limited (Geac or the Company) is a global enterprise software company for business performance management, providing customers worldwide with the core financial and operational solutions and services to improve their business performance in real time. Geac's solutions include cross-industry enterprise application systems (EAS) for financial administration and human resources functions, expense management, and time capture, and enterprise resource planning applications for manufacturing, distribution, and supply chain management. These cross-industry applications are marketed globally and span a number of product lines. Geac also provides industry specific applications (ISA) tailored to the real estate, restaurant, property management, and construction marketplaces, and for libraries, and public safety agencies. Geac is also a reseller of computer hardware and software, and we provide a broad range of professional services, including application hosting, consulting, implementation services, and training. Geac's most significant international operations are in the United States, the United Kingdom, and France.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

a) FOREIGN CURRENCY TRANSLATION

Effective May 1, 2002, the Company adopted retroactively the revised recommendations of Canadian Institute of Chartered Accountants (CICA) 1650, "Foreign Currency Translation," and accordingly eliminated the deferral and amortization of unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the period.

As of April 30, 2002, the retroactive adoption of CICA 1650 resulted in an increase of $8,260 to opening deficit, an increase of $7,558 in cumulative foreign exchange translation adjustment, and an increase of $702 in net income, or $0.01 per diluted share, for fiscal year 2002.

Transactions denominated in currencies other than the functional currency are translated into the functional currency as follows: current monetary assets and liabilities are translated at the exchange rate in effect at the consolidated balance sheet dates, and revenues and expenses are translated at the average exchange rate for the year. Long-term monetary liabilities are translated at the exchange rate in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Gains and losses arising from such translation are reflected in the consolidated statements of operations.

b) STOCK-BASED COMPENSATION

Effective May 1, 2002, the Company adopted the new CICA 3870, "Stock-Based Compensation and Other Stock-Based Payments" (CICA 3870). As permitted under the new recommendations, the Company has elected not to adopt the fair value method of accounting for stock options granted to employees and continues to apply the same policy as in prior years. Hence the new recommendations have had no effect on the balance sheet or the net income of the Company. The Company has presented the required disclosures under the new accounting standard in note 13.

The Company has two stock-based compensation plans, which are described in note
13. No compensation expense has been recognized for these plans when stock or stock options have been issued to employees, directors or executive officers because all such options and stock have been granted at or above the prevailing market price at the time of the grant. Any consideration paid by employees on exercise of options or on purchase of stock is credited to the Company's share capital account.

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including future income tax assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONSOLIDATION

These consolidated financial statements comprise the financial statements of Geac Computer Corporation Limited and its subsidiary companies which are fully owned by Geac. Intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are composed of non-restricted cash and short-term, highly liquid investments with an original maturity of 90 days or less.

RESTRICTED CASH AND CASH EQUIVALENTS

Cash and cash equivalents are considered restricted when they are subject to contingent rights of a third party customer, vendor, or government agency. As of April 30, 2003, the majority of restricted cash and cash equivalents are related to letters of credit issued for the benefit of lessors of office space. These letters of credit are collateralized by cash in the amount of $2,462 (US$1,717). As of April 30, 2002, the restricted cash and cash equivalents were mainly related to cash collateralization of $3,191 of performance bonds for customer contracts, and $1,809 of bank guarantees and letters of credit for office space and vendor obligations.

GOODWILL

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed.

Effective May 1, 2001, the Company adopted CICA 3062, "Goodwill and Other Intangible Assets." Under CICA 3062, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually. Goodwill is required to be tested for impairment between the annual tests if an event occurs or circumstances change such that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying value. Examples of these conditions include significant underperformance relative to historical or expected future operating results, significant changes in the manner of our use of the acquired assets or our strategy, significant negative industry or economic trends, or significant decline in our share price or market capitalization. Geac determines the fair value of its reporting units using the income method and the present value of estimated future cash flows. When it is determined that the carrying amount of goodwill exceeds the fair value of goodwill as a result of the impairment testing, a goodwill impairment loss will be recognized on the statement of operations. Prior to

May 1, 2001, goodwill was amortized on a straight-line basis over the estimated periods of benefit not exceeding ten years.

INVENTORY

Work-in-progress and finished goods inventory are stated at the lower of cost on a first-in, first-out basis and net realizable value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost less accumulated amortization and are amortized over the estimated useful lives of the related assets as follows:

     -    Buildings--40 years straight-line

     - Computers, processing and office equipment and machinery--3 to 5 years straight-line

     -    Automobiles--4 years straight-line

     -    Leasehold improvements--straight-line over the lease term

     - Assets under capital leases--straight-line over the useful lives of the assets, as indicated above

The Company reviews, on an ongoing basis, the carrying values of its property, plant and equipment. If it is determined that the carrying value of property, plant and equipment is not recoverable and exceeds its fair value, a write-down to fair value is charged to income in the period that such a determination is made.

INTANGIBLE ASSETS

Intangible assets, which consist of acquired software, customer relationships and agreements, and trademarks, are recorded at cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets, which normally do not exceed five years.

Intangible assets are reviewed on an ongoing basis. When events and circumstances indicate that carrying amounts may not be recoverable, a write-down to fair value is charged to income in the period that such a determination is made.

INCOME TAXES

Effective May 1, 2000, the Company adopted CICA 3465, "Income Taxes." The recommendations require the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for income tax purposes. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment. Prior to the adoption of the recommendations, income tax expense was determined using the deferral method of income tax allocation. Deferred income tax expense was based on items of income and expense that were reported in different years in the financial statements and income tax returns and measured at the income tax rate in effect in the year the difference originated.

Investment tax credits arising from research and development are deducted from the related costs and, accordingly, are included in the determination of income in the same year as the related costs.

REVENUE RECOGNITION

Revenue from the sale of software licenses is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectibility is probable. Arrangements for which the fees are not fixed or determinable are recognized in the period they become known and due.

For software contracts sold through indirect channels, revenue is recognized when, based on the shipping terms, delivery of the software products to the resellers is deemed to occur, provided that all fees are fixed or determinable, evidence of an arrangement exists and collectibility is reasonably assured. Contract terms do not provide resellers with product rotation rights or rights of return.

For contracts involving significant implementation or customization essential to the functionality of the Company's products, the license and service revenues are recognized over the period of the engagement, using the percentage-of-completion method. Progress is measured using milestones or costs incurred. Revenue is classified in the financial statements as either license revenue or professional services revenue based upon the Company's estimates of fair value for each of the elements. A provision for estimated contract losses is recognized in the period the loss becomes probable and can be reasonably estimated.

Revenue from professional services, such as consulting fees or training fees, is recognized as the services are performed. Maintenance and support revenues are recognized ratably over the term of the related maintenance agreement, which is normally one year.

The timing of revenue recognition may differ from contract payment schedules, resulting in revenues that have been earned but not yet billed. These amounts are included in unbilled receivables. Customer advances in excess of revenue earned and recognized are recorded as deferred revenue.

The Company has established VSOE of fair value of its products and services for purposes of accounting for multiple-element arrangement and believes that the evidence gathered complies with the requirements of SOP 97-2. VSOE is established for each of the elements in the arrangement based on the following:

     - Customers are generally required to renew their maintenance and technical support contracts annually and pay separately for such renewal. The Company considers the renewal rates, which are included as a term of the arrangement, to represent VSOE of fair value for the maintenance and technical support element in the arrangement.

     - The Company has an established history of selling consulting and professional services separately. The Company charges standard hourly rates for consulting services, which are based on the nature of the services and the experience of the professionals who are performing the services. The Company considers these rates to represent VSOE of fair value for consulting services.

     - The Company occasionally sells computer hardware, such as IBM e-server i-Series (formerly AS/400) servers, for use in conjunction with software systems, where appropriate, to provide a more complete solution to customers. The VSOE of fair value for this element of the arrangement is based on the price established by our suppliers and is consistent with the price actually paid by the Company to the suppliers, at a modest mark up.

For the sale of software licenses bundled with a one-year service and maintenance contract, the Company generally invoices 100% of the fee at the inception of the license contract, with terms of 30 days. For maintenance renewals, 100% of the annual fee is charged at the inception of the maintenance contract, with terms of 30 days. Consulting contracts are generally billed based on time and materials, throughout the term of the assignment, with terms of 30 days.

RESEARCH AND DEVELOPMENT COSTS

Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. Research and development costs are reduced by the amount of related government grants and other amounts recoverable.

As of April 30, 2003, the Company has not deferred any development costs.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expenses incurred in fiscal 2003 were $3,621 (2002 - $4,995).

SHIPPING AND HANDLING COSTS

Shipping and handling costs are included in the cost of revenues.

EARNINGS PER SHARE

Effective May 1, 2001, the Company adopted the revised recommendations in CICA 3500, "Earnings per Share" (EPS). The revised Handbook section requires the use of the treasury stock method, which assumes that proceeds received from the exercise of stock options are used to purchase common shares at the average market price during the year. The resulting incremental shares are included in the denominator of the diluted EPS calculation.

FOREIGN SUBSIDIARIES

The financial statements of integrated foreign operations are remeasured into the functional currency using the temporal method. Under this method, monetary assets and liabilities are remeasured at the exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are remeasured at historical rates. Revenues and expenses are translated at the average rate for the year. Gains and losses resulting from the translation are reflected in the consolidated statements of operations.

The financial statements of self-sustaining operations with a functional currency other than the Canadian dollar are translated into the reporting currency using the current rate method. Under this method, assets and liabilities are translated at the exchange rates in effect at the balance sheet dates, and revenues and expenses are translated at the average rate for the year. Gains and losses resulting from translation are reflected in the cumulative foreign exchange translation adjustment in shareholders' equity.

COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform to the current year's presentation.

3. ACCOUNTS RECEIVABLE AND OTHER

                                                      April 30,
                                        2003            2002
---------------------------------------------------------------
                                       $              $
Trade accounts receivable               86,962          83,096
Allowance for doubtful accounts         (8,907)         (8,431)
Other receivables                          388           3,702
--------------------------------------------------------------
                                        78,443          78,367
--------------------------------------------------------------

4. INVENTORY

                                                 April 30,
                               2003                2002
----------------------------------------------------------
                              $                   $
Finished goods                 1,110               1,091
Work-in-progress                  18               1,028
--------------------------------------------------------
                               1,128               2,119
========================================================

5. PROPERTY, PLANT AND EQUIPMENT

-----------------------------------------------------------------------------------------------------------------------
                                                                                                         April 30, 2003
                                                                                          Accumulated
                                                                          Cost            amortization         Net
-----------------------------------------------------------------------------------------------------------------------
                                                                        $                  $                $
Land                                                                       2,932                 --           2,932
Buildings                                                                 14,079              3,536          10,543
Computers, processing and office equipment and machinery                 111,937             99,332          12,605
Automobiles                                                                1,172                901             271
Leasehold improvements                                                    17,840             13,527           4,313
Assets under capital leases (i)                                            8,902              2,798           6,104
-------------------------------------------------------------------------------------------------------------------
                                                                         156,862            120,094          36,768
===================================================================================================================

                                                                                                        April 30, 2002
                                                                                         Accumulated
                                                                          Cost           amortization         Net
----------------------------------------------------------------------------------------------------------------------
                                                                       $                 $              $
Land                                                                       3,175                 --           3,175
Buildings                                                                 15,186              3,186          12,000
Computers, processing and office equipment and machinery                 113,752             93,427          20,325
Automobiles                                                                1,878              1,563             315
Leasehold improvements                                                    18,667             12,357           6,310
Assets under capital leases (i)                                           13,227              7,673           5,554
-------------------------------------------------------------------------------------------------------------------
                                                                         165,885            118,206          47,679
===================================================================================================================

(i) Assets under capital leases mainly consist of a building.

6. INTANGIBLE ASSETS

                                                                                                        April 30, 2003
                                                                                     Accumulated
                                                                    Cost             amortization             Net
----------------------------------------------------------------------------------------------------------------------
                                                                  $                    $                   $
Acquired software (i)                                              11,730                  594               11,136
Customer relationships and agreements (i)                           4,373                  539                3,834
Trademarks and name (i)                                             1,101                   58                1,043
-------------------------------------------------------------------------------------------------------------------
                                                                   17,204                1,191               16,013
===================================================================================================================

                                                                                                        April 30, 2002
                                                                                     Accumulated
                                                                    Cost             amortization              Net
----------------------------------------------------------------------------------------------------------------------
                                                                   $                    $                   $
Acquired software                                                   3,443                3,019                 424
==================================================================================================================

(i) Additions of intangible assets in fiscal 2003 resulted from the acquisitions of Extensity, Inc. and the assets of EBC Informatique (note 20).

7. GOODWILL

--------------------------------------------------------------------------------------------------------------------
                                                                                                           April 30,
                                                                                        2003                 2002
                                                                                      $                    $
--------------------------------------------------------------------------------------------------------------------
Goodwill                                                                               190,449              203,106
Less: Accumulated amortization                                                          62,312               76,239
-------------------------------------------------------------------------------------------------------------------
                                                                                       128,137              126,867
===================================================================================================================

In connection with the annual review of the carrying value of goodwill, a goodwill write-down of $16,785 was recorded in the fourth quarter of fiscal 2003 relating to the Interealty business, based on revised future estimates of its likely performance. This represented the full amount of goodwill on the Company's balance sheet for the Interealty business.

The changes in the carrying amount of goodwill are as follows:

Balance as at April 30, 2001                                                                              $ 132,737
    Goodwill sold as part of the sale of publishing systems business                                         (3,607)
    Goodwill adjustment related to pre-acquisition liabilities                                               (3,967)
    Foreign exchange impact                                                                                   1,704
-------------------------------------------------------------------------------------------------------------------
Balance as at April 30, 2002                                                                              $ 126,867
    Goodwill from EBC acquisition (note 20)                                                                   2,478
    Goodwill from Extensity acquisition (note 20)                                                            24,357
    Goodwill impairment                                                                                     (16,785)
    Goodwill adjustment related to pre-acquisition liabilities (note 17)                                     (1,081)
    Foreign exchange impact                                                                                  (7,699)
-------------------------------------------------------------------------------------------------------------------
Balance as at April 30, 2003                                                                                128,137
===================================================================================================================

The goodwill has not been allocated to segments as it is not included in the determination of segment assets reviewed by the chief operating decision maker.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

--------------------------------------------------------------------------------------------------------------------
                                                                                                           April 30,
                                                                                        2003                 2002
--------------------------------------------------------------------------------------------------------------------
                                                                                       $                   $
Accounts payable                                                                        15,948               35,528
Payroll and benefits                                                                    40,370               41,605
Accrued restructuring charges                                                           33,380               38,844
Accrued professional fees and legal costs                                               14,448               20,425
Commodity and property taxes                                                             8,390               10,543
Hardware and third party software                                                        5,418                4,568
Insurance                                                                                2,307                2,331
Other accrued liabilities                                                               15,891               16,465
-------------------------------------------------------------------------------------------------------------------
                                                                                       136,152              170,309
===================================================================================================================

9. RESEARCH AND DEVELOPMENT COSTS

-------------------------------------------------------------------------------------------------------------------
                                                                                                          April 30,
                                                                                        2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                                                                     $                    $
Research and development costs (included in product development expenses)              25,964                35,997
===================================================================================================================

Product development expenses, which include maintenance-related development, are $68,256 in fiscal 2003 (2002 - $92,792) net of investment tax credits of $nil in fiscal 2003 (2002 - $1,400).

10. CREDIT FACILITY

The Company entered into a 24-month revolving credit facility in the second quarter of fiscal 2002 in the amount of US$20,000. Borrowings under this facility were collateralized by a substantial portion of the Company's assets and bore interest at a variable rate with a minimum of 9.75%. There was no drawdown under this credit facility, and it was terminated by the Company in March 2002.

11. LONG-TERM DEBT

-------------------------------------------------------------------------------------------------------------------
                                                                                                          April 30,
                                                                                        2003                2002
-------------------------------------------------------------------------------------------------------------------
                                                                                       $                   $
Collateralized loans
    Euro loans bearing interest of 4.10% to 6.50% per annum, repayable in fiscal
       2004 (2002 - until fiscal 2005),
       collateralized by certain assets of the borrowing subsidiary                         16                1,039
Sterling loans, bearing interest at 2.00% above bank base rate per annum,
    repayable in full in fiscal 2007, collateralized by real properties                  3,590                5,252

Uncollateralized loans
    Euro loans bearing interest ranging from 4.10% to 4.60% per annum,
       repayable until fiscal 2005                                                         517                   --
    Sterling loans, bearing interest ranging from a variable rate of 1.10%
       above bank base rate per annum, repayable until fiscal 2003                          --                  106

Capital lease obligations
    Bearing interest between 4.75% and 8.00% (2002 - 5.00% and 8.29%),
       uncollaterized                                                                    4,907                5,544

Mandatorily redeemable preference shares
    US dollar preference shares issued by subsidiary, bearing a fixed dividend
       of 12% per annum, redeemable and retractable after fiscal 2008                      .78                   --
-------------------------------------------------------------------------------------------------------------------
                                                                                         9,108               11,941
Less: Current portion                                                                    1,050                1,987
-------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                           8,058                9,954
===================================================================================================================

The interest expense on long-term debt and interest paid are as follows:

                                                                                                          April 30,
                                                                                        2003                2002
-------------------------------------------------------------------------------------------------------------------
                                                                                       $                   $
Interest expense on long-term debt                                                         415                  676
Cash interest paid on long-term and short-term obligations                                 704                2,990
===================================================================================================================

The capital repayments required on the Company's total long-term obligations at April 30, 2003 are as follows:

--------------------------------------------------------------
2004                                                   $ 1,050
2005                                                       526
2006                                                       526
2007                                                     4,159
2008                                                       692
2009 and subsequent                                      2,155
--------------------------------------------------------------
                                                         9,108
==============================================================

12. COMMITMENTS AND CONTINGENCIES

The Company has operating leases on rental equipment for varying terms up to a maximum of 5 years, leases on vehicles for varying terms up to a maximum of 4 years, and has entered into leases for the rental of premises for varying terms up to a maximum of 12 years. Aggregate lease payments in each of the next five years, beginning with the year ending April 30, 2004, are as follows:

----------------------------------------------------------------
2004                                                    $ 23,094
2005                                                      19,337
2006                                                      13,228
2007                                                       4,209
2008                                                       2,240
2009 and subsequent                                        4,282
----------------------------------------------------------------
                                                          66,390
================================================================

The operating lease expense incurred in fiscal 2003 was $24,374 (2002 -
$29,423).

The Company has capital leases on assets (notes 5 and 11) for varying terms up to a maximum of 8 years. Aggregate lease payments on assets held under capital leases in each of the next five years, beginning with the year ending April 30, 2004, are as follows:

----------------------------------------------------------------
2004                                                      $  910
2005                                                         809
2006                                                         807
2007                                                         807
2008                                                         807
2009 and subsequent                                        2,422
----------------------------------------------------------------
                                                           6,562

Less: Imputed interest on capital lease obligations        1,655
----------------------------------------------------------------
                                                           4,907
================================================================

As at April 30, 2003, letters of credit and bank guarantees are outstanding for approximately $3,923 (2002 - $2,432). The Company is potentially liable for approximately $179 (2002 - $3,128) of performance bonds, which are routinely issued on its behalf by financial institutions in connection with outstanding contracts with various public sector customers.

The Company, in the normal course of business, is subject to legal proceedings being brought against it and its subsidiaries. The most significant of these are complaints relating to JBA Holdings plc and its software prior to Geac's acquisition of JBA in September 1999. The ultimate outcome of these matters cannot currently be determined, nor can the liability that could potentially result from a negative outcome in each case currently be reasonably estimated. In the event of a negative outcome, the liability that the Company may ultimately incur with respect to any of these matters may be in excess of amounts currently accrued with respect to such matters and, as a result, these matters may be material to the Company's consolidated financial statements.

13. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares, with no par value, and an unlimited number of preference shares, with no par value, issuable in series.

In March 2003, the Company acquired Extensity, Inc. Under the terms of the merger agreement, Extensity shareholders were able to elect to receive, for each share of Extensity common stock, 0.627 of a Geac common share or US$1.75 in cash. In connection with this transaction, the Company issued 932,736 shares at a value of $4.13 per share, which is determined based on an average market price of Geac during 3 days prior to the closing of the acquisition. The issued share capital of $3,852 was offset by the issuance costs incurred in the transaction. In accordance with the terms of the merger agreement, the Company assumed all of the Extensity outstanding options on the closing date of March 6, 2003. The fair value of $240 of the assumed options was recognized as part of the share capital of the Company.

In May 2001, the Company entered into an agreement with a syndicate of underwriters led by CIBC World Markets Inc. under which the underwriters agreed to buy 10 million units via special warrants. Each unit consisted of one common share plus one half of a common share purchase warrant, and the units were issued at $2.00 per unit, for aggregate proceeds of $20,000. The net proceeds after underwriters' fees and other issue expenses were $17,885. On August 1, 2001, the 10 million special warrants were exercised, which resulted in the issuance of 10 million common shares and 5 million common share purchase warrants and an increase in share capital in the amount of $16,135. The purchase warrants were recorded at their fair value of $1,750. Each full common share purchase warrant entitled the purchaser to acquire a common share of the Company for $2.75 at any time up to 18 months from the close of the offering on June 29, 2001. During the second and third quarters of fiscal 2003, all 5 million purchase warrants were exercised. As a result of this exercise, share capital increased by $13,750 and the fair value of purchase warrants of $1,750 was reclassified and recognized as part of the issued share capital.

The Company also completed another equity financing on September 27, 2001. The sale of 6 million common shares at $4.50 per share raised gross proceeds of $27,000. The net proceeds after commissions and other issue expenses were $24,775.

STOCK OWNERSHIP PLAN

An Employee Stock Ownership Plan (ESOP), under which employees could make quarterly purchases of shares of the Company at a 10% discount from the lower of the weighted average market price of the shares during the fiscal quarter or the average market closing price during the last five business days in the quarter, has been in existence since 1984. After 28,387 shares were issued under the ESOP, on July 31, 2001, the Company replaced the ESOP with an amended and restated Employee Stock Purchase Plan (ESPP) with similar terms effective August 1, 2001. The maximum number of shares available for issuance to plan members under ESPP is 600,000, which excludes the number of shares issued under the ESOP. During fiscal 2003, 39,646 (2002 - 65,295) shares were issued to employees at a weighted average price of $3.57 (2002 - $3.49) per share. The aggregate number of shares available to be issued under the ESPP as at April 30, 2003, is 523,446 (2002 - 563,092). The Company's share capital account was credited for $141 (2002 - $228) for cash received from employees for purchases of stock under the stock ownership plan.

STOCK OPTION PLAN

Options have been granted to employees, directors, and executive officers to purchase common shares at or above the prevailing market price at the time of the grant under the Employee Stock Option Plan. Options under this plan usually vest over three to four years and expire ten years from the date granted. The maximum number of shares reserved for Geac's stock option plan is 9.2 million. As of April 30, 2003, the total number still available to be issued under the existing plan was 1,977,097 (2002 - 1,584,597) options.

In connection with the Extensity acquisition, 175,768 options were issued to replace outstanding options of Extensity, Inc. and 958,320 additional options were granted on March 25, 2003, to employees of Extensity, Inc., which vest over three years and expire in ten years after the date of grant.

An analysis of the stock options outstanding under the employee stock option plan and other arrangements is as follows:

                                                                       2003                                  2002
--------------------------------------------------------------------------------------------------------------------
                                                                      Weighted                              Weighted
                                                                      average                               average
                                                    Number            exercise             Number           exercise
                                                  of options           price             of options          price
--------------------------------------------------------------------------------------------------------------------
                                                 (thousands)                            (thousands)
                                                                      $                                     $
Outstanding - Beginning of year                      6,492               9.64               6,627             13.40
Options granted                                      2,404               4.39               2,671              4.82
Options exercised                                      (20)              2.89                 (49)             3.47
Options expired                                       (974)             14.48              (1,625)            15.52
Options forfeited                                     (688)             11.27              (1,132)            11.98
-------------------------------------------------------------------------------------------------------------------
Outstanding - End of year                            7,214               7.10               6,492              9.64
-------------------------------------------------------------------------------------------------------------------
Weighted average exercise price
    of options exercisable - End of year                                 9.83                                 13.01
===================================================================================================================

The Company's share capital account was credited with $56 (2002 - $169) for cash received from employees upon the exercise of stock options.

During fiscal 2002, the Company extended the contractual life of 96,750 options, but in fiscal 2003, the Company did not extend the contractual life of any options.

                                             Options outstanding                          Options exercisable
---------------------------------------------------------------------------------------------------------------
                         Number             Weighted                     Number          Weighted
                       outstanding           average      Weighted     outstanding        average      Weighted
   Range of              as at              remaining     average        as at           remaining     average
   exercise             April 30,          contractual    exercise      April 30,       contractual    exercise
    prices                2003             life (years)    price          2003          life (years)    price
---------------------------------------------------------------------------------------------------------------
$                                                         $                                             $
   0.38 - 3.52          1,509,768              8.0          2.82          518,142           7.6           2.85
   4.24 - 4.83          2,543,320              9.5          4.56           98,750           8.8           4.78
   6.37 - 9.32          2,609,250              6.6          8.18        2,063,750           6.3           8.10
 10.15 - 29.25            367,000              3.3         20.60          355,250           3.2          20.50
 32.92 - 41.25            185,000              3.6         35.11          152,500           3.5          35.52
--------------------------------------------------------------------------------------------------------------
  0.38 - 41.25          7,214,338              7.7          7.10        3,188,392           6.1           9.83
==============================================================================================================

SHAREHOLDER PROTECTION RIGHTS PLAN

Pursuant to the Company's Shareholder Protection Rights Plan (the "Plan"), on March 15, 2000, the board of directors of the Company authorized the issuance of one right (a "Right") for each common share that was outstanding on that date or issued subsequently. Generally, each Right, except for Rights owned by an acquiring person (as defined in the Plan) will, if certain events occur, constitute the right to purchase from the Company, on payment of the exercise price, that number of shares of the Company having an aggregate market price equal to twice the exercise price, subject to adjustment in certain circumstances. Prior to the separation time (as defined in the Plan), the exercise price for a Right is equal to three times the market price from time to time. After the separation time, the exercise price is three times the market price at the separation time. The Rights become exercisable after the separation time, which generally occurs ten days after a person acquires beneficial ownership of or announces an intention to acquire 20% or more of the voting securities of the Company unless the board of directors determines that it should be a later date. Until the separation time, the Rights trade together with the existing common shares. The Plan will expire on the date of the annual meeting of the Company to be held in 2003, subject to earlier termination in certain circumstances. The board of directors may, in certain circumstances, redeem outstanding Rights at a redemption price of $0.001 per Right.

PRO FORMA STOCK-BASED COMPENSATION

Effective May 1, 2002, the Company adopted prospectively the new CICA 3870, "Stock-Based Compensation and Other Stock-Based Payments." As permitted under the new recommendations, the Company has elected not to adopt the fair value method of accounting for stock options granted to employees and continues to apply the same policy as in prior years. Hence the new recommendations have had no effect on the balance sheet or the net income of the Company. The assumptions underlying the computation of compensation expense based on the fair value method of accounting and the resulting impact that the fair value method of accounting would have had on net income are as follows.

The fair value of stock options was estimated using Black-Scholes option-pricing model. The weighted average exercise price and fair value of stock options newly granted, and weighted average fair value of shares issued under the ESPP in fiscal 2003, are as follows:

STOCK OPTION                                                                        EXERCISE PRICE         FAIR VALUE
Weighted average value of in-the-money options per share *                              $ 2.61               $ 2.20
Weighted average value of at-the-money options per share *                                4.69                 3.41
Weighted average value of out-of-the-money options per share *                            4.34                 3.04
---------------------------------------------------------------------------------------------------------------------

ESPP                                                                                                       FAIR VALUE
Weighted average value per share                                                                             $ 1.23
---------------------------------------------------------------------------------------------------------------------

Had the Company recorded compensation expense based on the fair value of the options at the grant date and shares issued under the ESPP, results would have been as follows:

                                                                                                   2003
---------------------------------------------------------------------------------------------------------
Net income - as reported                                                                         $ 50,273
    Pro forma stock-based compensation expense                                                        580
---------------------------------------------------------------------------------------------------------
Net income - pro forma                                                                             49,693

Basic net income per share - as reported                                                         $   0.63
    Pro forma stock-based compensation expense per share                                             0.01
---------------------------------------------------------------------------------------------------------
Basic net income per share - pro forma                                                               0.62

Diluted net income per share - as reported                                                       $   0.62
    Pro forma stock-based compensation expense per share                                             0.01
---------------------------------------------------------------------------------------------------------
Diluted net income per share - pro forma                                                             0.61

* In-the-money options are defined as the options with an exercise price less than the market price of the stock on the grant date of the options. At-the-money options are defined as the options with an exercise price the same as the market price of the stock on the grant date of the options. Out-of-the money options are defined as the options with an exercise price more than the market price of the stock on the grant date of the options.

         For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over their vesting period on a straight-line basis. In accordance with CICA recommendations, the pro forma disclosure excludes the effect of options granted before the adoption of CICA 3870.

         The fair value of each option and each share issued under the ESPP was estimated on the date of grant/issue using the Black-Scholes option-pricing model with the following assumptions at the measurement date:

ASSUMPTIONS                                                              STOCK OPTION              ESPP
Weighted average risk-free interest rate                                        4.54%                2.68%
Weighted average expected life                                            6.61 years           0.25 years
Weighted average volatility in the market price of common shares               75.81%               65.50%
Weighted average dividend yield                                                  Nil                  Nil

14. FINANCIAL INSTRUMENTS

Financial instruments included in the consolidated balance sheets consist of cash and cash equivalents, accounts receivable, unbilled receivables, accounts payable and accrued liabilities, and long-term debt.

a) FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The fair values of accounts receivable, unbilled receivables, and accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of those instruments. At April 30, 2003, there is no significant difference between the carrying value and the fair value of long-term debt. The Company is not a party to any significant derivative instruments.

b) CREDIT RISK

The Company is subject to credit risk for billed and unbilled receivables and cash and cash equivalents. Receivables are with customers in many diverse industries and are subject to normal industry credit risks. The Company places its temporary excess cash in high-quality, short-term financial instruments issued or guaranteed by major financial institutions in the countries in which it operates or in similar low-risk instruments.

c) INTEREST RATE RISK

The Company is subject to interest rate risk on its floating rate long-term debt. The annual increase or decrease in interest expense for each one percentage change in interest rates on the floating rate debt at April 30, 2003, is $36 (2002 - $54).

d) FOREIGN EXCHANGE RISK

The Company is subject to foreign exchange risk because most of its business is transacted in currencies other than Canadian dollars. Accordingly, most of its financial instruments are denominated in foreign currencies. The amount of the net risk fluctuates in the normal course of business, as transactions in various jurisdictions are concluded.

15. WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding used in the diluted net income per share calculations:

                                                                                         Years ended April 30,
                                                                                      2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                                                                   (thousands)          (thousands)
Basic weighted average number of shares outstanding                                   80,152               73,130
Stock options and warrants                                                             1,543                2,654
-------------------------------------------------------------------------------------------------------------------
Diluted weighted average number of shares outstanding                                 81,695               75,784

16. SEGMENTED INFORMATION

The Company reports segmented information according to CICA 1701, "Segment Disclosures." This standard requires segmentation based on the way management organizes segments for monitoring performance.

The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

ENTERPRISE APPLICATIONS SYSTEMS (EAS) offer software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management.

INDUSTRY-SPECIFIC APPLICATIONS (ISA) products include applications for the real estate, construction, banking, hospitality and publishing marketplaces, as well as a range of applications for libraries and public safety administration.

Accounting policies for the operating segments are the same as those described in note 2. There are no significant inter-segment revenues. Segment assets consist of working capital items, excluding cash and cash equivalents. Cash and cash equivalents are considered to be corporate assets. Property, plant and equipment are typically shared by operating segments and those assets are managed by geographic region, rather than through the operating segments.

                                                                                        Year ended April 30, 2003
                                                                   EAS                  ISA                 TOTAL
-------------------------------------------------------------------------------------------------------------------
                                                                 $                    $                   $
Revenues
    Software                                                       62,132               13,570               75,702
    Support and services                                          379,321              121,376              500,697
    Hardware                                                       38,060                9,208               47,268
-------------------------------------------------------------------------------------------------------------------
Total revenues                                                    479,513              144,154              623,667
Segment contribution                                              107,357               11,227              118,584
Segment assets                                                     72,505               21,220               93,725
===================================================================================================================

                                                                                       Year ended April 30, 2002
                                                                   EAS                  ISA                 TOTAL
-------------------------------------------------------------------------------------------------------------------
                                                                 $                    $                   $
Revenues
    Software                                                       62,758               20,960               83,718
    Support and services                                          428,468              152,392              580,860
    Hardware                                                       40,104               11,852               51,956
-------------------------------------------------------------------------------------------------------------------
Total revenues                                                    531,330              185,204              716,534
Segment contribution                                              105,667               14,063              119,730
Segment assets                                                     74,595               18,221               92,816
===================================================================================================================

RECONCILIATION OF SEGMENT CONTRIBUTION TO INCOME FROM OPERATIONS BEFORE INCOME TAXES

                                                                                          Years ended April 30,
                                                                                        2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                                                                    $                     $
Segment contribution                                                                   118,584              119,730
Investment tax credits                                                                      --                1,400
Corporate expenses - net of recharges                                                   (8,519)              (5,026)
Amortization of intangible assets                                                       (1,633)              (1,738)
Interest income/(expense), net                                                           1,294               (1,621)
Foreign exchange                                                                        (4,156)                 648
Net restructuring and other unusual items (note 17)                                     (5,164)             (26,736)
Goodwill impairment                                                                    (16,785)                  --
-------------------------------------------------------------------------------------------------------------------
Income from operations before income taxes                                              83,621               86,657
===================================================================================================================

RECONCILIATION OF SEGMENT ASSETS TO TOTAL COMPANY ASSETS

                                                                                                          April 30,
                                                                                        2003                2002
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                   $
Segment assets                                                                          93,725               92,816
Goodwill                                                                               128,137              126,867
Intangible assets                                                                       16,013                  424
Property, plant and equipment                                                           36,768               47,679
Future income taxes                                                                     56,259               78,581
Cash and cash equivalents                                                              128,755              115,449
Restricted cash and cash equivalents                                                     3,433                5,220
Other unallocated assets                                                                12,795               11,293
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                           475,885              478,329
===================================================================================================================

GEOGRAPHICAL INFORMATION

                                                                  2003                                      2002
--------------------------------------------------------------------------------------------------------------------
                                                                Property,                                 Property,
                                                                plant and                                 plant and
                                                                equipment,                                equipment,
                                                                intangible                                intangible
                                                                assets and                                assets and
                                            Revenue              goodwill             Revenue              goodwill
--------------------------------------------------------------------------------------------------------------------
                                            $                    $                    $                   $
Canada                                        19,418               10,760               25,464               29,702

U.S.A.                                       306,466              139,694              380,008              116,688
United Kingdom                               105,034                7,621              105,774               10,467
France                                        83,127                9,983               83,652                3,759
Australia                                     27,111                2,005               32,844                2,945
All other                                     82,511               10,855               88,792               11,409
-------------------------------------------------------------------------------------------------------------------
                                             623,667              180,918              716,534              174,970
===================================================================================================================

Revenues in the above tables are based on the location of the sales organization, which reflects the location of the customers to which sales are made. Revenues are derived from the licensing of software and the provision of related support and consulting services.

17. NET RESTRUCTURING AND OTHER UNUSUAL ITEMS

In fiscal year 2003, the Company recorded $5,164 of net restructuring and other unusual items, which is composed of gross charges of $11,251 and credits of $6,087, as discussed below:

         - A charge of $2,807 for severance relating to the restructuring of the Company's business in North America. This charge relates to 162 employees terminated in the fourth quarter and planned to be terminated over the course of the next quarter. These employees are primarily from the support and services, development and sales and marketing areas. As at April 30, 2003, $764 of this amount had been paid to 77 employees, leaving a balance of $2,043, related to 85 employees, to be paid over the next fiscal year. Further severance charges of approximately $1,000 are expected to be incurred in fiscal 2004 related to additional actions under this restructuring.

         - A net release of $471 relating to the fiscal 2002 restructuring charge. This release comprises a net reduction in severance accruals of $1,490 as a result of plan amendments and employee attrition prior to their planned termination; a reduction in premises rationalization of $2,447 for plan amendments; offset by an increase in premises rationalization accruals of $3,466 for changes in estimated recoveries and settlements related to actions in the fiscal 2002 restructuring. The original fiscal 2002 restructuring charge included severance of $16,758 related to 643 employees primarily from the support and services and general and administrative areas. As at April 30, 2003, $13,037 of this amount had been paid to 552 employees, leaving a balance of $2,231 to be paid over the next fiscal year related to 69 employees. Of the premises rationalization charge, $5,613 was paid by April 30, 2003, and the balance of $9,683 will be recognized from May 1, 2003, through the end of contractual lease obligations.

         -        A charge of $4,978 for legal claims.

         - A credit of $2,150 primarily for the elimination of deferred revenue from a fiscal 2000 acquisition based on revised estimates of the acquired obligations. In addition to the adjustments affecting income, acquisition-related accruals were reduced by $1,081 with a corresponding reduction of goodwill of the related acquisition based on management's determination that such accruals were no longer needed for their originally intended purpose.

In fiscal year 2002, the Company recorded $26,736 of net restructuring and other unusual items which is comprised of the following:

         - A charge of $34,814 for severance, premises rationalization, and other costs related to restructuring of the Company's business worldwide as discussed above. As at April 30, 2002, $1,588 of the severance had been paid to 100 employees, leaving a balance of $15,170 related to 543 employees; and $1,015 of the premises rationalization had been paid leaving $16,728 to be paid from May 1, 2002, through the end of contractual lease obligations.

         - A reversal of $24,930 of accrued liabilities and other excess provisions relating to prior years' restructuring activities and Y2K provisions, as well as acquisition-related accruals. The decision was based on management's determination that such provisions were no longer needed for their originally intended purpose. Of the total reversal, $14,052 specifically related to restructuring and Y2K provisions and $6,911 related to accrual estimates on certain fiscal year 2000 acquisitions, for which the majority of goodwill and intangible assets were written down in fiscal year 2001; and therefore, the reversal was recorded as a credit to income. The remaining balance of $3,967, which also represents acquisition accruals, was written off as an adjustment to goodwill related to that specific acquisition.

         -        Asset write-downs totalling $5,065.

         - A gain of $5,073 on the sale of the publishing systems business (note 21).

         - A net charge of $5,321 for the settlement of legal claims, primarily related to the acquisition of JBA.

         -        A charge of $4,647 for strategic planning costs.

         - A charge of $2,925 for unamortized financing costs of a credit facility that was terminated in March 2002.

Activity related to the Company's restructuring plans, integration actions, and Y2K transition costs, including provisions recorded prior to fiscal 2001, were as follows:

                                                      Legal           Y2K        Premises      Workforce
                                                     matters       transition  restructuring   reductions      Other        Total
---------------------------------------------------------------------------------------------------------------------------------
                                                    $               $             $             $             $           $
April 30, 2001 provision balance                       10,788          169         14,438         14,939          924       41,258
Fiscal year 2002 provision additions                    8,003           --         17,743         17,036           --       42,782
Fiscal year 2002 costs charged against provisions      (8,638)          --         (5,734)        (6,196)        (770)     (21,338)
Fiscal year 2002 provision release                       (347)        (169)        (4,033)        (9,349)        (154)     (14,052)
----------------------------------------------------------------------------------------------------------------------------------
April 30, 2002 provision balance                        9,806           --         22,414         16,430           --       48,650
Fiscal year 2003 provision additions                    4,978           --         12,307          8,345           --       25,630
Fiscal year 2003 costs charged against provisions      (9,092)          --         (6,957)       (15,222)          --      (31,271)
Fiscal year 2003 provision release                       (181)          --         (2,447)        (1,490)          --       (4,118)
----------------------------------------------------------------------------------------------------------------------------------
April 30, 2003 provision balance                        5,511           --         25,317          8,063           --       38,891
==================================================================================================================================

Fiscal year 2003 provision additions include $8,585 for premises restructuring related to the Extensity acquisition. As at April 30, 2003, $141 had been charged against this provision, and the remaining $8,444 will be recognized through to the end of the contractual lease obligation of the premise. Fiscal year 2003 provision additions also include $1,568 for workforce reductions related to 32 employees of Extensity in the general and administrative, support and services, and sales and marketing areas. As at April 30, 2003, $808 had been paid to 30 employees, leaving a balance of $760 to be paid over the next fiscal year.

18. INCOME TAXES

The provision for income taxes reflects an effective income tax rate that differs from the combined basic Canadian federal and provincial income tax rate for the reasons in the table below.

                                                                                        2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                                                                     $                     $
Combined basic Canadian federal and provincial income tax rate                           38.0%                 40.6%
Provision for income taxes based on above rate                                         31,776                34,898
Increase (decrease) resulting from
    Non-deductible amortization arising from acquisitions                                 620                   545
    Write-down of goodwill                                                              6,378                    --
    Foreign tax rate differences                                                       (1,729)                5,796
    Change to valuation allowance                                                       2,482                (9,351)
    Benefit of previously unrecognized losses and timing differences realized          (8,353)                   --
    Other                                                                               2,174                 2,222
-------------------------------------------------------------------------------------------------------------------
Provision for income taxes per consolidated statements of operations                   33,348                34,110
===================================================================================================================

Total amount of income taxes paid in excess of recoveries is $8,949 (2002 - $10,916).

INCOME TAX EXPENSE

                                                                                        2003                 2002
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $
Current income tax expense                                                              7,700                20,171
-------------------------------------------------------------------------------------------------------------------
Change in temporary differences                                                         8,105                15,037
Recognition of loss carry-forwards                                                     15,061                 8,253
Change to valuation allowance                                                           2,482                (9,351)
-------------------------------------------------------------------------------------------------------------------
Future income tax expense                                                              25,648                13,939
-------------------------------------------------------------------------------------------------------------------
                                                                                       33,348                34,110
===================================================================================================================

The following table shows the income tax effects of temporary differences that gave rise to future income tax assets as at April 30, 2003 and 2002.

                                                                                       2003                 2002
------------------------------------------------------------------------------------------------------------------
                                                                                    $                    $
Provisions and other                                                                   21,944               16,779
Deferred revenue                                                                        3,368                6,203
Valuation allowance                                                                    (2,035)              (2,474)
------------------------------------------------------------------------------------------------------------------

Future income taxes - current                                                          23,277               20,508
Property, plant and equipment                                                          31,297               33,308
Non-capital loss carry-forwards                                                        67,524               78,846
Capital loss carry-forwards                                                             3,707                2,034

Intangible assets                                                                      (6,339)                  --

Valuation allowance                                                                   (63,207)             (56,115)
------------------------------------------------------------------------------------------------------------------
Future income taxes - non-current                                                      32,982               58,073
------------------------------------------------------------------------------------------------------------------
Total future income taxes                                                              56,259               78,581
==================================================================================================================

Substantially all of the Company's activities are carried out through operating subsidiaries in a number of countries. The income tax effect of operations depends on the income tax legislation in each country and operating results of each subsidiary and the parent Company.

The Company has non-capital losses of approximately $191,958 (2002 - $235,700), which are available for carry-forward against taxable income in future years and which expire as shown in the table below. Certain non-capital losses may be subject to restrictions on their availability.

The Company has capital losses of approximately $188,260 (2002 - $182,000), which are available for carry-forward against taxable capital gains in future years and which expire as shown in the table below.

                                                          Capital            Non-capital
                                                          losses               losses
----------------------------------------------------------------------------------------
                                                          $                   $
2004                                                            --                  --
2005                                                            --                  --
2006                                                            --                 973
2007                                                            --                  --
2008 - 2022                                                     --              50,989
Losses without expiry date                                 188,260             139,996
--------------------------------------------------------------------------------------
                                                           188,260             191,958
======================================================================================

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. Management evaluates a variety of factors, including the Company's earnings history, the number of years the Company's non-capital losses can be carried forward, and projected future taxable income. As indicated in the table above, management has provided for a valuation allowance for a portion of the non-capital loss carry-forwards in certain jurisdictions where it is unlikely that the entities will generate sufficient taxable income in the carry-forward years to utilize the losses and for all of the capital losses. For the balance of future tax assets, although realization is not assured, management believes it is more likely than not that the future tax assets will be realized.

19. RELATED PARTY TRANSACTIONS

Accounts receivable and other as at April 30, 2003, included $363 (2002 - $398) for a loan due from a former officer of the Company. The loan is partially collateralized by 215,815 shares of the Company, which had a market value of $1,176 as at April 30, 2003. The loan is repayable three years following termination of the officer's employment, which occurred in October 2000, and bears interest at the prime rate from the date of termination of his employment. The carrying value of the loan was written down to the market value of the underlying shares of the Company in fiscal 2001, and an estimated settlement cost of $2,518 was recorded.

The Company acquired legal services from a law firm of which the Company's Senior Vice President, Mergers and Acquisitions and Corporate Secretary is a partner, in the amount of $2,070 in fiscal 2003 (2002 - $1,686).

20. ACQUISITIONS

During the year ended April 30, 2003, the total net cash purchase price of the businesses acquired by the Company was $33,660, related to the businesses as described below. In fiscal 2003, the Company acquired the shares of Extensity, Inc. and certain assets of EBC Informatique. Acquisitions were accounted for by the purchase method with the results of operations of each business included in the consolidated financial statements from the respective dates of acquisition.

Effective August 5, 2002, the Company acquired certain assets of EBC Informatique, a French hardware and software solutions provider. These assets included customer contracts, intellectual property rights, trademarks, and property, plant and equipment. The cash purchase price was $3,763. The acquired net assets included, at fair value, $49 of property, plant and equipment; $3,709 of acquired intangible assets, including $2,953 of customer agreements, $662 of acquired software, and $94 of trademark; $319 of current liabilities; $878 of net future income tax liabilities; and $1,276 of other liabilities. The difference between the purchase price and the net fair value of all identified assets and liabilities acquired was $2,478 and is accounted for as goodwill.

On March 6, 2003, the Company acquired 100% of the common shares of Extensity, Inc., a provider of solutions to automate employee-based financial systems, headquartered in California. The purchase price was $74,032, consisting of $63,876 of cash, 932,736 of common shares with a value of $3,852 less issuance costs of $3,852, $240 of fair value of the assumed outstanding stock options of Extensity, Inc., and $6,064 of transaction costs. The acquired net assets included, at fair value, $43,895 of cash; $5,852 of other current assets; $1,884 of property, plant and equipment; $13,680 of acquired intangible assets, including $11,327 of acquired software, $1,324 of customer agreements, and $1,029 of trademark; $18,698 of current liabilities; and $4,529 of other liabilities. The Company recorded $7,591 of future income tax assets as a component of the transaction. The difference between the purchase price and the net fair value of all identifiable assets and liabilities acquired was $24,357 and is accounted for as goodwill. Goodwill is not assigned to an operating segment and is not deductible for income tax purposes.

There were no acquisitions during the year ended April 30, 2002.

21. DIVESTITURE OF OPERATIONS

There was no divestiture of operations in fiscal 2003.

The total sales proceeds from divestitures in fiscal 2002 were $1,626, the majority of which related to the sale of the publishing systems business in August 2001 for $1,500. The sale excluded real estate assets. The net liabilities disposed of in the sale included accrued divestiture costs and amounted to $3,573. The transaction resulted in a gain of $5,073, which was recorded as an unusual item on the consolidated statements of operations (note
17).

22. SUPPLEMENTAL CASH FLOWS DISCLOSURE

                                                                                         Years ended April 30,
                                                                                       2003                 2002
--------------------------------------------------------------------------------------------------------------------
                                                                                     $                    $
Change in non-cash working capital excluding deferred revenue (i)
    Accounts receivable and other and unbilled receivables                              6,656               28,108
    Inventory                                                                           1,212                2,417
    Prepaid expenses                                                                      603                1,198
    Accounts payable and accrued liabilities                                          (46,248)              22,743
    Income taxes payable                                                                 (825)               5,555
------------------------------------------------------------------------------------------------------------------
Total change in non-cash working capital excluding deferred revenue                   (38,602)              60,021
------------------------------------------------------------------------------------------------------------------
Cash paid for the following:
    Interest (note 11)                                                                    704                2,990
    Income taxes paid, net of recoveries (note 18)                                      8,949               10,916
------------------------------------------------------------------------------------------------------------------

(i) Excludes components of working capital associated with acquisitions, which are reflected on the consolidated statements of cash flows in "acquisitions less cash acquired."

23. SUBSEQUENT EVENT

On June 23, 2003, the Company announced that it had entered into a definitive merger agreement to acquire Comshare, Incorporated (Comshare), a provider of corporate performance management software, based in Michigan, for US$52 million in cash, by way of a cash tender offer, to be followed by a cash merger. Under the terms of the definitive agreement, Comshare shareholders will receive US$4.60 in cash for each share of Comshare common stock held. The tender offer is expected to be completed by August 2003. The transaction is subject to regulatory clearance, approval by Comshare's shareholders and other customary closing conditions.

FIVE YEAR FINANCIAL HIGHLIGHTS

(in thousands of Canadian dollars, except share and per share data)                                           Years ended April 30,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      2003         2002           2001          2000         1999
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    $           $              $             $             $
Revenues (1)(2)                                                      623,667       716,534       834,844       964,073      759,538
Income (loss)from continuing operations before goodwill
    impairment, net restructuring and other unusual items
    and income taxes (1)(2)(3)                                       105,570       113,393       (81,489)       67,541      178,693

Goodwill impairment                                                  (16,785)           --            --            --           --
Net restructuring and other unusual items                             (5,164)      (26,736)     (312,238)           --     (268,854)

Income taxes(1)                                                       33,348        34,110       (42,450)       22,799       25,392
Net income (loss) from continuing operations(1)(3)                    50,273        52,547      (351,277)       44,742     (115,553)
Net (loss) income from discontinued operations, net of taxes(1)           --            --          (449)        4,311        3,986
Gain on disposal of discontinued operations, net of taxes                 --            --        95,951            --           --
Net income (loss)(3)                                                  50,273        52,547      (255,775)       49,053     (111,567)
Basic net income (loss) per share (3) (4)                               0.63          0.72         (4.12)         0.79        (1.80)
Diluted net income (loss) per share (3) (4)                             0.62          0.69         (4.12)         0.78        (1.80)
Common shares outstanding                                             84,136        78,145        62,031        62,143       61,537
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents (2)                                        128,755       115,449        36,210        40,951      226,893
Current assets (2)                                                   258,552       244,835       211,752       304,499      362,731
Total assets (2)                                                     475,885       478,329       463,365       915,718      607,237
Current liabilities (2)                                              353,733       404,193       469,624       653,710      407,635
Total liabilities (2)                                                365,648       424,826       499,344       698,842      442,873
Shareholders' equity (deficiency) (3)                                110,237        53,503       (35,979)      216,876      164,364
-----------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities (5) (6) (7)                    101,749        67,843        14,339       171,379      200,420
Cash used in investing activities (2) (6) (7)                        (34,524)       (6,218)       (4,989)     (302,248)    (118,502)
Cash provided by (used in) financing activities (6)                   10,188         5,219      (107,783)       34,649      (47,869)
-----------------------------------------------------------------------------------------------------------------------------------

(1) Comparative figures of the 5 year financial highlights summary were restated to reflect discontinued operations.

(2) Certain figures for the year 2002 were restated to conform with the current year presentation.

(3) Comparative figures for the year 2002 were restated in accordance with CICA
Section 1650, "Foreign Currency Translation". The prior years' figures for
1999 - 2001 were not restated accordingly.

(4) EPS figures for the years 2000 - 2003 were calculated in accordance with revised recommendations in CICA Section 3500, "Earnings per Share". The prior year's figure for 1999 was not restated accordingly.

(5) Before changes in non-cash working capital and deferred revenue.

(6) Cashflows for the years 1999 - 2003 were prepared in accordance with the amended Section 1540, "Statement of Cash Flows".

(7) Cashflows for the years 2000 and 2001 were restated to segregate cashflows from discontinued operations.

SHAREHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR

Our transfer agent, Computershare Trust Company of Canada, can help you with a variety of shareholder related services, including change of address and lost share certificates.

EMAIL                                    careregistryinfo@computershare.com

ONLINE                                                www.computershare.com

PHONE                                           800.564.6253 / 514.982.7270

FAX                                             888.453.0330 / 416.263.9394

MAIL                                  Computershare Trust Company of Canada
                                           100 University Avenue, 9th Floor
                                                        Toronto, ON M5J 2Y1

STOCK EXCHANGE LISTING

Geac common shares are listed on The Toronto Stock Exchange under ticker symbol GAC.

WEB SITE

For more information on Geac, including current financial and corporate information, stock quotations, press releases and product announcements, visit our Web site at www.investors.geac.com

INVESTOR RELATIONS

EMAIL                                                     investor@geac.com

PHONE                                  905.475.0525 during regular business
                                              hours for financial documents
                                            or investment related questions

FAX                                                            905.475.3847

MAIL                                      Geac Computer Corporation Limited
                                             11 Allstate Parkway, Suite 300
                                                        Markham, ON L3R 9T8

SUBSCRIBE TO GEAC NEWSFLASH

Geac NewsFlash is a service designed to provide you with timely information about what's happening at Geac. If you would like to subscribe to Geac NewsFlash, please visit our Web site awww.investors.geac.com to register.

ANNUAL GENERAL MEETING

DATE                                                     September 10, 2003

TIME                                                          10.00 a.m. ET

VENUE                                                   The Design Exchange
                                                             234 Bay Street
                                                    Toronto-Dominion Centre
                                                        Toronto, ON M5K 1B2

LEGAL COUNSEL

EMAIL                                             craig.thorburn@blakes.com

ONLINE                                                       www.blakes.com

PHONE                                                          416.863.2965

FAX                                                            416.863.2653

MAIL                                           Blake, Cassels & Graydon LLP
                                                             199 Bay Street
                                                Box 25, Commerce Court West
                                                        Toronto, ON M5L 1A9

AUDITORS

ONLINE                                                    www.pwcglobal.com

PHONE                                                          416.863.1133

FAX                                                            416.365.8215

MAIL                                             PricewaterhouseCoopers LLP
                                               Royal Trust Tower, TD Centre
                                                         Suite 3000, Box 82
                                                        Toronto, ON M5K 1G8

GEAC OFFICE LOCATIONS

WORLD HEADQUARTERS

Geac Computer Corporation Limited
11 Allstate Parkway, Suite 300
Markham, Ontario L3R 9T8
Canada
Tel.                     +1.905.475.0525
Fax                      +1.905.475.3847

NORTH AMERICAN HEADQUARTERS

120 Turnpike Road
Southborough, MA 01772
United States
Tel.                     +1.508.871.5000
Fax                      +1.508.871.5887

EUROPE/MIDDLE EAST/AFRICA HEADQUARTERS

72 Rue du Colonel De Rochebrune
92380 Garches
Paris
France
Tel.                   +33.1.47.95.90.00
Fax                    +33.1.47.95.19.00

ASIA-PACIFIC HEADQUARTERS

Level 2, 29-57 Christie Street
St. Leonards, 2065 NSW
Australia
Tel.                     +61.2.9978.7400
Fax                      +61.2.9978.7490